EXHIBIT 99.10
                                                                   -------------



--------------------------------------------------------------------------------
                                                  MANAGING FOR LONG-TERM RETURNS
--------------------------------------------------------------------------------


                                                              ANNUAL REPORT 2002






                                                          [GRAPHIC OMITTED]
                                                     [COMPANY LOGO -- VIKING]
                                                  ------------------------------
                                                   VIKING ENERGY ROYALTY TRUST

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting of the
Unitholders of Viking Energy Royalty Trust will be held on May 15, 2003, at 3:00 p.m. at The Metropolitan Centre, 333 - 4th Avenue S.W.
Calgary, Alberta




                                                   AVERAGE DAILY PRODUCTION
                                                   [GRAPHIC OMITTED - BAR CHART]

                                                   ESTABLISHED RESERVES
                                                   [GRAPHIC OMITTED - BAR CHART]

  2  Highlights for 2002
  4  Report to the Unitholders
  8  Property Review
 15  Coroporate Governance
 16  Management's Discussion and Analysis
 22  Management's Responsibility for Financial Statements
 23  Auditor's Report
 24  Consolidated Financial Statements
 27  Notes to the Consolidated Financial Statements
 36 Analysis of Quarterly Results/Income Tax Information For Unitholders IBC Corporate Information

--------------------------------------------------------------------------------
                                                                            2002
--------------------------------------------------------------------------------

                                                    Traust - (ICELANDIC: VIKING)
                                      1.  Firm belief in the reliability, truth,
                                             honesty, etc. of a person or thing.
                                                          2.  Trust, Protection.


           Throughout the six years that Viking Energy Royalty Trust has been in existence, we have often made reference to the symbols of the venturesome Vikings of old. Their colourful history contains stories of their spirit for exploration, trading and settling.


         It is interesting to make the association between this historic people, their symbols and their quests, and the Trust's goals and strategies, but in truth Viking Energy Royalty Trust was initially named for the producing geological formation that was the source of the majority of its original production. The Viking formation has provided a substantial supply of light, sweet crude oil, and to this day continues to be a stable source of revenue and cash flow for the Trust. A prime example is an asset from our initial acquisition, the Eagle Lake field, which in 2002 still made up 8% of Viking's production, and since inception has contributed approximately 15% of Viking's total production.


                   Although the Viking formation continues to be a key producing zone, the Trust has grown over the years through numerous acquisitions and development activities to provide a more diversified and balanced production base.


             The focus on stability, value growth and diversification continues.


                                                 VIKING ENERGY ROYALTY TRUST   1

--------------------------------------------------------------------------------
        HIGHLIGHTS - 2002
--------------------------------------------------------------------------------

               CASH FLOW                            INVESTOR NETBACK
               [GRAPHIC OMITTED--BAR CHART]]        [GRAPHIC OMITTED--BAR CHART]


FIVE YEAR HIGHLIGHTS
Years ended December 31 ($000s, except per unit and per BOE(1) amounts)

FINANCIAL                                         2002        2001        2000        1999        1998
-------------------------------------------------------------------------------------------------------
Revenue                                      $ 134,697   $ 137,305   $  96,396   $  60,356   $  37,127
Funds from Operations                        $  68,792   $  67,621   $  52,404   $  27,052   $  14,792
Net Income (Loss)(2)                         $  16,911   $  29,756   $  33,714   $   8,335   $ (49,716)
Distributions                                $  62,475   $  73,326   $  43,222   $  25,548   $  15,218
Distributions, per Unit(3)                   $    1.16   $    1.91   $    1.71   $    1.16   $    0.80
Investor Netback per BOE                     $   14.97   $   15.61   $   18.16   $    9.54   $    6.82
Net Debt                                     $  94,701   $  88,574   $  31,145   $  52,630   $  65,694
=======================================================================================================

OPERATIONAL
-------------------------------------------------------------------------------------------------------
Daily Production
  Oil and Liquids (bbls/d)                       7,374       7,833       5,782       5,727       3,927
  Natural Gas (Mcf/d)                           30,358      23,298      12,078       1,817      11,561
=======================================================================================================
  Total (BOE/d at 6:1)                          12,434      11,716       7,795       7,697       5,854
=======================================================================================================
AVERAGE PRICES
 Crude Oil ($/bbl, including hedging)        $   33.87   $   34.32   $   35.18   $   23.71   $   20.46
 Crude Oil ($/bbl, not including hedging)    $   35.25   $   33.23   $   41.52   $   25.66   $   19.18
 Liquids ($/bbl)                             $   25.97   $   29.10   $   31.86   $   17.16   $   12.22
 Natural Gas ($/Mcf including hedging)       $    4.01   $    4.61   $    5.02   $    2.62   $    1.96
 Natural Gas ($/Mcf not including hedging)   $    3.94   $    4.61   $    5.02   $    2.62   $    1.96
=======================================================================================================
Total ($/BOE)                                $   29.68   $   32.11   $   33.78   $   21.48   $   17.38
=======================================================================================================

(1) BOE: barrels of oil equivalent - 6 Mcf of natural gas equals one barrel of oil.
(2)  1998 net loss includes a ceiling test writedown of $45.4 million.
(3)  Declared distributions if unit held throughout the year.


2   VIKING ENERGY ROYALTY TRUST

2002 HIGHLIGHTS

o Viking's total return for 2002 was 29% assuming a reinvestment of distributions.

o Average daily production increased for the sixth straight year, growing by 6% to 12,434 BOE per day from 11,716 BOE per day in 2001.

o In February, Viking acquired a 100% working interest in certain properties in the Consort area of Alberta, adding more than 600 BOE per day of initial production and 1.5 million BOE of established reserves for $3.5 million.

o In March, through a bought deal financing, Viking issued 2.95 million Trust Units at $6.85 per Unit, which provided net proceeds of $19.0 million.

o In June, Viking completed its acquisition of Landover Energy Inc. for $12 million, adding initial production of approximately 400 BOE per day.

o During the year Viking divested several minor non-core properties that were above average in operating cost, for net proceeds of $11.3 million.

o In October, Viking announced it was internalizing its management by purchasing the outstanding shares of the management company for $8.3 million plus costs for a total of $9.2 million. Shareholder approval was received in December and the transaction was effective December 31, 2002. As a result of this internalization, effective December 31, 2002, no further management fees are payable by the Trust.

o In December, the Trust announced it had entered into an agreement to acquire all of the outstanding shares of KeyWest Energy Corporation for $3.65 per share and assume its debt for a total cost of approximately $320 million. This purchase, which closed on February 26, 2003, resulted in the issuance of 24.9 million Trust Units and the payment of $66.0 million in cash. The cash portion of the acquisition was financed through the January 2003 issuance of $75 million worth of 5-year, 10.5% convertible unsecured subordinated debentures.


        OIL & GAS VS. DISTRIBUTIONS
        TOTAL DISTRIBUTIONS SINCE INCEPTION $7.96 PER UNIT
        [GRAPHIC OMITTED -- CHART]


                                                 VIKING ENERGY ROYALTY TRUST   3

--------------------------------------------------------------------------------
     REPORT TO THE UNITHOLDERS
--------------------------------------------------------------------------------

     STABILITY.  EXCEPTIONAL YIELD.
     GROWTH IN VALUE.  FUTURE OPPORTUNITES.
     STRONG CORPORATE GOCERVNANCE


During the past year these terms were not generally descriptive of news from the markets, or to the sentiment of the business environment in general. In 2002 Viking provided all of these.

Distributions for the year were $1.16 per Unit, which provided a cash-on-cash yield of 18.0% based on our 2002 opening price of $6.44 per Unit. These distributions contributed to Viking's impressive 2002 total return. Reserves and production remain steady, and Viking's balance sheet at year-end was solid. The internalization of management was completed, and as we closed the year, Viking entered into an agreement for the single largest transaction in the history of the Trust.


GROWTH AND YIELD

As a Unitholder, you are concerned that your assets will generate a healthy income stream and your investment will continue to have value in the future. Viking generated total cash flow of $68.8 million for 2002, or $1.28 per Unit. Of that amount we paid $1.16 per Unit to our Unitholders, which brings our total distributions since inception six years ago to $7.96 per Unit. These distributions also have the benefit of being tax advantaged, as only 42% of the amount you received in 2002 will be taxable as income, with the balance to be treated as a return of capital

Viking's Units also provided value growth during the year. An initial investment at the beginning of 2002 would have resulted in a total return, assuming a reinvestment of distributions, of 29% for the year. Using this same measure, Viking has provided a total return to our Unitholders over the last five years of 134%. This compares very favourably to both the TSX total return of 6% and the TSX oil and gas producers' index, which returned 50% over the same five-year period. Viking also makes reinvestment in our Units cost-effective through our Distribution ReInvestment Plan (DRIP), which allows Units to be purchased from distributions at 95% of market value with no brokerage fees.


STABILITY DURING VOLATILE TIMES

Commodity prices were the story in 2002 as they continued to be volatile. Average WTI oil prices for the year were US$26.08 per barrel, moving from a low of US$19.73 in January to a high of US$31.76 in December. Natural gas showed renewed strength in the latter part of the year, but not until after dipping to a low of $2.77 per Mcf in August and ending the year at $5.50 per Mcf. The average AECO pricefor the year was $4.07 per Mcf, which was down substantially from the $6.30 average in the prior year. Despite this commodity price volatility, Viking generated significant cash flow and delivered consistent per Unit monthly distributions that were increased during the year. The Trust also retained 8% of its cash flow to help fund the capital development program during the year.

The Trust provided stability to its asset base and production rate during 2002 through its development program and various minor acquisitions. In February, Viking completed a small acquisition of oil producing assets in the Consort area of Alberta. These properties, in the area of our Bellshill field, initially added over 600 BOE per day of production at a cost of $3.5 million. In conjunction with this, during the first quarter the Trust was involved in a property swap in Neutral Hills and disposed of a number of smaller non-core properties. The net effect of all of these transactions was a small increase in daily production.

Viking completed a corporate transaction late in June when it acquired all of the outstanding shares and assumed the debt of Landover Energy Inc. for $12 million. Landover's assets were


4   VIKING ENERGY ROYALTY TRUST

                                        From left to right; Gordon Dolph,
                                        Vice President, Business Development;
                                        Wayne King, Executive Vice President
                                        and CFO;  Mark Merstorf, Vice President,
                                        Administration and Controller;
                                        Kirk Purdy, Director, President and CEO;
                                        Wayne Watmough, Vice President,
                                        Engineering & Operations


                               [GRAPHIC OMITTED]
                                  [PHOTOGRAPH]



                                                 VIKING ENERGY ROYALTY TRUST   5
primarily natural gas, and provided Viking with more than 400 BOE of initial production and additional growth opportunities.

Viking also focused on financial stability through prudent management of its balance sheet. In March of 2002, the Trust losed an equity financing, for net proceeds of $19.0 million, which was initially applied against debt and ultimately used to finance Viking's acquisitions.


MANAGEMENT INTERNALIZATION

When Viking was formed in 1996, management contracts were standard and necessary in the Royalty Trust sector to attract talent. As the sector has grown and succeeded, the internalization of management has become a natural part of the evolution of this industry. An independent Special Committee of Viking's directors was formed to review and consider various alternatives to its management structure. As a result, in October the Trust announced that it had entered into an agreement to internalize the management function by acquiring all of the issued and outstanding shares of the Manager, Viking Management Ltd., for a total cost of $9.2 million. At a December 3, 2002 Special Meeting, this transaction was overwhelmingly approved by more than 94% of the Unitholders that voted. By completing this internalization and eliminating the management company, the Trust will no longer pay a monthly fee for management of the Trust or any acquisition fees relating to property or corporate purchases. The benefits to investors are immediate, as cash flow will increase, Unitholders will elect all directors, and management's interests are now viewed to be more directly aligned with those of the Unitholders.

The cost of Viking's internalization, when compared to other Trusts, was by far the most cost effective to the Unitholder. The amount paid represented 2.1% of Viking's market capitalization, and less than three times 2002 fees and 1.4 times 2001 fees, the lowest of the five Trusts that undertook this initiative in 2002. When considering the fees that would have been paid related to our KeyWest Energy acquisition, the payout to the Unitholder is now one year - a very favourable return on investment.


KEYWEST ENERGY CORPORATION

During 2002, Viking evaluated numerous acquisition opportunities. Late in the year, the Trust identified KeyWest Energy Corporation, a well-run intermediate oil-weighted producer that fit with the Trust's management philosophy and development strategy. Following a thorough review of the company, and through a creative plan of arrangement, we announced on December 19, 2002 that we had an agreement to acquire KeyWest for approximately $320 million, including the assumption of their debt. KeyWest's properties are more than 90% operated, and current production of approximately 8,400 BOE per day is highly focused in five major core areas in central Alberta. This purchase takes Viking over the threshold of 20,000 BOE per day of production, making us the eighth largest oil and gas royalty Trust based on this measure.

On February 25, 2003 KeyWest's shareholders overwhelmingly voted in favour of the Viking Offer, and the acquisition closed on February 26th. The offer to KeyWest shareholders of $3.65 per share resulted in the issuance of 24.9 million Trust Units, valued at $7.00 per Unit, and $66.0 million in cash. Each shareholder that elected cash received 0.2708 Units of Viking and $1.75 in cash for each share of KeyWest that they held. Shareholders that elected all Units received 0.5214 Viking Units for each KeyWest share.

This acquisition provides additional diversification to the production profile of the Trust, increases Viking's number of operated properties and provides three new core areas that offer development upside. In 2002, 34% of Viking's total production came from the successful core area of Bellshill and 70% of production came from four core areas. In 2003 Bellshill will account for 23% of total production, and 76% of Viking's production will now come from six core areas. The KeyWest properties are primarily operated with high working interests, giving Viking even greater control over operations. Production from the KeyWest assets is roughly 75% oil and liquids, which will increase Viking's oil and liquids production in 2003 to roughly 66% of its total.

The KeyWest acquisition is immediately cash flow accretive to existing Trust Unitholders, and provides upside for future exploitation and development opportunities. An added benefit is an arrangement with Luke Energy Ltd., the "Newco" that was spun out of KeyWest, which will allow the Trust to retain either a working interest or a right of first refusal on development of certain properties.

In addition to acquiring quality assets, Viking has retained many of the talented KeyWest employees, who will provide stability and continuity in the management of the properties.



6   VIKING ENERGY ROYALTY TRUST

To fund the cash portion of this value-added acquisition, Viking used a financing arrangement that is new to the Trust. Through a syndicated bought-deal led by Scotia Capital Inc., the Trust issued $75 million in 10.5% convertible unsecured subordinated debentures. These debentures are convertible into Units of Viking at a price of $7.25 per Unit and mature on January 31, 2008. We believe these debentures offer a safe investment with above average yield and the opportunity to convert to a higher yielding equity position in the Trust.


GOING FORWARD

In light of the instability in the financial markets, our view has been reinforced that the oil and gas income trust industry provides long-term secure value. Recent world political and economic events continue to generate uncertainty in the investment community. The long-term demand for stable sources of energy will not diminish, and Viking is well positioned to benefit from this demand.

The addition of the KeyWest assets to Viking will provide further diversification and additional cash flow to the Trust and its Unitholders. Distributions for 2003 are expected to be approximately $1.32 per Unit based on an average WTI price of US$25.00 per barrel and average natural gas prices of Cdn$5.00 per Mcf.

Viking's total established reserves, including KeyWest, are 71.4 million BOE, giving the Trust a 10-year reserve life based on forecast production levels. In addition, we have abundant development opportunities spanning roughly three to five years, including 100 development and 35 low-risk exploitation locations.

Currently we are seeing very strong commodity prices. Oil prices in the early part of 2003 have been held high amid supply concerns from Venezuela and the Middle East. We believe once these situations are resolved that prices may decrease to the more moderate levels that have been seen over the last two years. Natural gas prices have been higher due to supply concerns and a colder than expected winter in the US. However, US industrial demand and consumer confidence are still weak, which may put downward pressure on prices.

This ongoing uncertainty is a central issue in our continued focus on protecting prices. Through various hedging instruments in 2003, Viking has locked in prices on approximately 50% of its production at prices that are at or above its forecast. This protection is important to guarantee a base level of cash flow to support distributions to our Unitholders and to provide ongoing capital for further exploitation and development activities.


ACKNOWLEDGEMENTS

I wish to acknowledge the people that have helped us grow and maintain the Trust's value while giving us opportunity and vision for the future.

We continue to recognize the value and effort of our Board of Directors. We specifically wish to acknowledge the valuable contributions and experience of Ken Orr who retired from the Board after five years of service. As Ken's replacement, we are pleased to welcome James Blair, an individual with many years of oil and gas experience. We realize that in today's environment of heightened awareness of corporate governance, the mandate of our board is under greater scrutiny than at any other time in our history. We take pride that we have always placed a high degree of importance on this issue.

We wish to recognize the contribution of our legal counsel Macleod Dixon. Their timely efforts were truly instrumental in our ability to successfully negotiate and complete the KeyWest transaction.

We wish to acknowledge and thank our staff for their contributions to Viking. Their ongoing commitment is a major reason for our continued success.

And, to our Unitholders, we again thank you for your continued confidence in Viking. While times change, one thing that has not changed since inception is our commitment to you. We continue to manage the Trust in all stages of the business environment to provide superior long-term returns.


[Signed] "A. Kirk Purdy"


A. Kirk Purdy
President and Chief Executive Officer

March 14, 2003



                                                 VIKING ENERGY ROYALTY TRUST   7

--------------------------------------------------------------------------------
         PROPERTY REVIEW
--------------------------------------------------------------------------------

         The Trust provided stability to its asset base and production rate during 2002 throught its development program and various minor acquisitions.


CAPITAL ACTIVITY

Early in the year, Viking acquired additional oil producing properties in the Consort area of Alberta. This production from the Lloyd zone is very similar to that of the Bellshill Unit, and is produced through an active aquifer water drive. Year-end production from the Consort area was 675 BOE per day, and with established reserves of 1,580 MBOE this field has a reserve life index of 6.4 years.

Viking's acquisition of Landover Energy in June 2002 added approximately 400 BOE per day of predominately natural gas production. The significant property in this acquisition is in the Castor area, which produces sweet natural gas with associated liquids. Throughout the year Viking continued with additional infill drilling and workover programs. In 2002 a total of $24.5 million was spent on capital development, 60% of which was directed to the four core areas of the
Trust: Bellshill, Channel Lake, Tweedie/ Wappau and Eagle Lake.

o BELLSHILL UNIT AND AREA: Production from the Bellshill Lake Unit is 28-degree (medium grade) slightly sour crude oil with associated natural gas and liquids produced from the Ellerslie formation.

     In 2002, Viking drilled a further 20 infill locations at the unit through two separate programs. Nineteen of these locations were successfully completed and tied-in at a net cost to the Trust of $4.2 million. The Trust has identified another four years' worth of drilling locations that can be exploited. Established reserves in the area at the end of 2002 were 18.8 million BOE, representing 41% of the Trust's total reserves. Viking continues with its custom processing in the Bellshill area, which in 2002 contributed $0.7 million in cash flow to the Trust.

     For 2003, the Trust has identified a number of vertical locations that can be drilled and will also undertake a pilot project to drill several horizontal wells. By using this combination of drilling methods, the Trust believes it will be able to minimize the decline rate in the unit's production. The expected cost to drill, complete and tie in the targeted locations is contingent on the success of the horizontal drilling program, but the total of the development program is not expected to exceed $4.2 million for the year. Viking continues to explore innovative engineering techniques and potential acquisition opportunities to maintain production in the Bellshill area.

o CHANNEL LAKE: Production from this area is sweet, dry natural gas from the Medicine Hat and Milk River formations. These wells are shallow with an average depth of roughly 400 metres, making them relatively inexpensive and quick to drill. A substantial amount of infrastructure also exists in the area, which allows new wells to be tied-in and brought on production rapidly. Average 2002 production in Channel Lake was 10.6 MMcf per day of gas (1,761 BOE per day), representing 14% of Viking's total production.

     Viking participated in the drilling of an additional 99 infill locations during 2002, all of which were successfully completed and tied in. Additional capital was spent in the area for the construction of pipelines and the installation of two compressors. Total capital spent in Channel Lake during 2002 was $6.0 million, which allowed the Trust to exit the year with production of over 10.0 MMcf per day - an increase of 20% from the beginning of the year. Established reserves at the end of the year were 4.6 million BOE, accounting for 10% of the Trust's total reserves.


8   VIKING ENERGY ROYALTY TRUST

2002 PROPERTY SUMMARY

                                                                        01/01/03 ESTABLISHED
                                         2002 DAILY PRODUCTION                RESERVES
----------------------------------------------------------------------  --------------------
                           Oil & Liquids         Gas    Total    % of                % of
                                 (bbls/d)     (Mcf/d)  (BOE/d)  Total       MBOE    Total
----------------------------------------------------------------------  --------------------
 Bellshill et al                   4,098         725    4,219      34     18,776       41
----------------------------------------------------------------------  --------------------
 Channel Lake                         --      10,566    1,761      14      4,618       10
----------------------------------------------------------------------  --------------------
 Tweedie/Wappau                       --      10,584    1,764      14      3,262        7
----------------------------------------------------------------------  --------------------
 Eagle Lake                          900         303      951       8      5,948       13
----------------------------------------------------------------------  --------------------
 Consort                             651          --      651       5      1,580        3
----------------------------------------------------------------------  --------------------
 Pembina                             314       1,016      483       4      2,081        5
----------------------------------------------------------------------  --------------------
 Southeast Saskatchewan              460          --      460       4      2,016        4
----------------------------------------------------------------------  --------------------
 Wilson Creek                         81       1,350      306       2        940        2
----------------------------------------------------------------------  --------------------
 Gift/Little Horse/Randell           262          --      262       2        479        1
----------------------------------------------------------------------  --------------------
 Southwest Saskatchewan              203         322      257       2        728        2
----------------------------------------------------------------------  --------------------
 All others                          405       5,492    1,320      11      4,960       12
----------------------------------------------------------------------  --------------------
 TOTAL                             7,374      30,358   12,434     100     45,388      100
----------------------------------------------------------------------  --------------------


                            [GRPAHIC OMITTED -- MAP]


                                                 VIKING ENERGY ROYALTY TRUST   9

     For 2003, a further 30 locations were drilled early in the year and are in the process of being tied in, at a net expected cost to Viking of $1.7 million. It is expected that this program will be successful in offsetting the normal decline in this field during the year.

o TWEEDIE/WAPPAU: Sweet, dry gas is produced from the Wabasca, Grand Rapids and McMurray formations. Viking has 90,745 undeveloped net acres available for future exploitation in this area, and has been active during the last two years' winter drilling seasons developing the prospects. The Wappau gas facility has excess capacity that can be used for Viking's own additional production or to process third party gas from the area.

     During the winter of 2002, Viking participated at an average 10% working interest in the drilling of 52 locations with a 73% success rate, for a net cost to the Trust of $3.3 million. Net production from Tweedie/ Wappau in 2002 averaged 10.6 MMcf per day (1,764 BOE per day), a 86% increase from the prior year.

     During 2003, Viking is again participating with its partner in further development activities, as up to an additional 32 locations have been identified for drilling with an average 25% working interest to Viking.

o EAGLE LAKE: Light, sweet oil with associated natural gas and liquids is produced from the Viking zone. Production decline rates have been successfully reduced in this area through a series of refracturing stimulations that are performed annually in this field. Over the years, this program has continued to provide a very good return on the capital that has been invested.

     During 2002, Viking performed 48 successful "re-fracs" at a net cost to the Trust of $1.2 million. Eagle Lake continues to be a core, stable asset within the Trust, as its 2002 average production of 951 BOE per day represented 8% of the Trust's total, and only declined 2% from its 2001 daily average. In addition, the reserve life index on this property of more than 17 years remains well in excess of the Trust's average.

     The 2003 capital program in Eagle Lake has identified up to 40 additional sites in this field that are good candidates for the "re-frac" program. Costs are expected to be about $1.2 million and results should be similar to those of the prior two years; an offset of the decline rate and a prolonged reserve life.


KEYWEST PROPERTIES AND PROSPECTS

Viking completed its acquisition of KeyWest Energy Corporation on February 26, 2003. The KeyWest assets are concentrated within five major core areas that accounted for 98% of the total KeyWest production prior to the acquisition. Within these areas there are several years' worth of development opportunities that can be exploited by the Trust.

o BASHAW: Viking now holds an average 89% working interest in three units and Chigwell. This area, which has the highest average per-well oil production in the Trust, produces oil and gas from 37 locations, with an average well depth of 1,900 meters. Production early in 2003 has been approximately 2,400 BOE per day of which 94% is oil and liquids. Two successful infill wells were drilled in January 2003, and a further four drilling locations have been identified for the remainder of the year.

     Further non-drilling development designed to add production in the area has also been identified. Projects such as facility expansion to optimize field performance and several recompletion projects are being evaluated by Viking as part of its 2003 capital program.

o BASSANO: The Trust has a 100% working interest in the Upper Mannville oil zone and a 50% working interest in the Belly River gas zone. Current production is approximately 1,940 BOE per day, 82% of which is attributable to oil. There are 68 producing locations at an average depth of 1,400 meters.

     Future exploitation in the area consists of up to 15 additional locations in the Upper Mannville that have been identified for development over the next two years. In addition, there is a potential opportunity to drill additional Belly River gas wells on reduced spacing.

o CHIN COULEE: This area is a pure oil play in which the Trust holds a 100% interest in 45 producing locations. Current production of 24 degree medium gravity oil is approximately 1,960 BOE per day and is produced from the Sawtooth zone.

     Up to 10 locations have been identified as infill drilling locations over the next two-year period.


10   VIKING ENERGY ROYALTY TRUST

[GRPAHIC OMITTED -- THREE PHOTGRAPHS]


o    CARBON: Viking holds an average 65% working interest in three areas:
     Swalwell, Redland and Wayne. Total current production from this area is close to 900 BOE per day, 63% of which is natural gas. Oil production is from the D-2 and Pekisko zones and gas is produced from the Ellerslie, Glauconite and Belly River zones. Well depths in this area are between 700 and 2,000 meters, and Viking has an interest in 33 producing locations.

o EASTERN GAS: The Trust holds an average 99% working interest in four areas; Dobson, Sedalia, Hudson and Heathdale. Gas production of approximately 5,900 Mcf per day (980 BOE per day) is from the Mannville, Colony and Viking zones. These ten producing locations average approximately 1,000 meters in depth, and gas production is delivered to and processed at various third-party facilities.

     A number of development activities have also been identified for exploitation within this area.


ENVIRONMENT, HEALTH AND SAFETY (EH&S)

Viking is focused on creating, building and preserving value as it pertains to environmental, health and safety (E H & S) for the protection of employees, contractors and communities. E H & S measures are integrated into all operations with monitored programs to ensure compliance with government regulations and corporate policies. Training and awareness are important components of any environmental and safety effort, and Viking staff are encouraged to continually upgrade their skills.

The Trust has introduced a corporate management system that will encompass protection planning for identification of areas requiring action. Implementing these programs, auditing operations, reporting and reviewing results are necessary to ensure compliance in all Trust activities, which is key to the success of this initiative.

All acquisitions are reviewed to ensure that new properties carry no significant safety or environmental liability. Viking has established a fund to provide for future reclamation and abandonment of all wells, plants and facilities. This fund is reviewed each year to ensure there is sufficient capital to meet the necessary requirements.


RESERVES ANALYSIS

Independent engineering evaluations were completed by Gilbert Laustsen Jung Associates Ltd. (GLJ) for all properties, effective January 1, 2003. Viking had established reserves of 32.3 million barrels of crude oil and natural gas liquids and 78.4 billion cubic feet of natural gas for a total of 45.4 million BOE of established reserves.

The following tables present Viking's reserves of crude oil, natural gas and natural gas liquids as determined by GLJ. Reserves are Trust interest before royalties and probable reserves are risked at 50%. All estimates of future cash flow in these tables are calculated without any provision for income taxes or general and administrative costs. The reserves are based on GLJ January 1, 2003 price forecasts for crude oil and natural gas. All BOE numbers are presented using the international standard that natural gas is converted on the basis that 6 Mcf is equal to one barrel of oil.


                                                VIKING ENERGY ROYALTY TRUST   11

RESERVES SUMMARY

                                      Crude Oil  Natural Gas      NGLs    Total
Effective January 1, 2003(1)             (Mbbls)        (Bcf)   (Mbbls)   (MBOE)
--------------------------------------------------------------------------------
Proved Producing                         21,343         61.9       825   32,478
Proved Non-Producing                      4,018          5.7        95    5,077
--------------------------------------------------------------------------------
Total Proved                             25,361         67.6       920   37,555
Probable (risked at 50%)                  5,889         10.8       147    7,833
--------------------------------------------------------------------------------
Established Reserves                     31,250         78.4     1,067   45,388
================================================================================
(1)  Reserves determined using GLJ January 1, 2003 pricing assumptions.


ESTIMATED FUTURE NET CASH FLOW

                                        Present worth in $000s discounted at:
Effective January 1, 2003(1)                 0%          10%       12%      15%
--------------------------------------------------------------------------------
Proved Producing                        442,816      276,908   260,083  239,212
Proved Non-Producing                     59,627       33,603    30,576   26,784
--------------------------------------------------------------------------------
Total Proved                            502,443      310,511   290,659  265,996
Probable (risked at 50%)                107,673       41,031    35,923   30,141
--------------------------------------------------------------------------------
Established Reserves                    610,116      351,542   326,582  296,137
================================================================================
(1)  Reserves determined using GLJ January 1, 2003 pricing assumptions.


GLJ COMMODITY PRICE ASSUMPTIONS - EFFECTIVE JANUARY 1, 2003

                                           WTI(1)   Light Crude(2)
                               Cushing, Oklahoma         Edmonton   AECO-C Spot
 Year                                   ($US/Bbl)       ($Cdn/Bbl)  ($Cdn/MMBtu)
--------------------------------------------------------------------------------
 2003                                     25.50             38.50          5.65
--------------------------------------------------------------------------------
 2004                                     22.00             32.50          5.00
--------------------------------------------------------------------------------
 2005                                     21.00             30.50          4.70
--------------------------------------------------------------------------------
 2006                                     21.00             30.50          4.85
--------------------------------------------------------------------------------
 Thereafter                           + 1.5%/yr         + 1.5%/yr     + 1.5%/yr
================================================================================
(1)  West Texas Intermediate.
(2)  Edmonton refinery postings for 40 API, 0.4% sulphur content crude.


RESERVE REPLACEMENT

Established reserves added as a result of acquisitions during the year were 3.4 million BOE while development activities added 1.8 million BOE for a total of
5.2 million BOE or 115% of Viking's 2002 production. This was offset by dispositions of 1.7 million BOE and negative net revisions of 1.6 million BOE of established reserves.

Viking's total production for 2002 was 4.5 million BOE. The combination of acquisitions, disposals, development activities, technical revisions and production resulted in a total net decrease in established reserves of 2.6 million BOE.


12   VIKING ENERGY ROYALTY TRUST

RESERVES RECONCILIATION

                                Crude Oil (Mbbls)    Natural Gas (Bcf)      NGLs (Mbbls)        Total (MBOE)
Effective January 1, 2003(1)   Proved  Established  Proved  Established  Proved  Established  Proved   Established
-------------------------------------------------------------------------------------------------------------------
Opening Reserves               25,829       31,331    79.4         91.6   1,178        1,382  40,233        47,978
Acquisitions                    2,100        2,430     5.0          5.2      58           89   2,985         3,386
Dispositions                     (609)        (717)   (4.7)        (5.5)    (44)         (58) (1,434)       (1,693)
Net Revisions                     (79)        (237)   (4.6)        (6.6)   (193)        (255) (1,030)       (1,589)
Development                       695        1,017     3.6          4.8      38           26   1,339         1,846
Production                     (2,575)      (2,575)  (11.1)       (11.1)   (117)        (117) (4,538)       (4,538)
-------------------------------------------------------------------------------------------------------------------
Year-ending Reserves           25,361       31,250    67.6         78.4     920        1,067  37,555        45,388
===================================================================================================================

(1)  Reserves are determined using GLJ January 1, 2003 pricing assumptions.


RESERVE ADDITION COSTS

Viking's reserve addition costs for 2002 consisted of acquisition costs of $18.3 million, development costs of $24.5 million and total costs net of dispositions of $31.5 million. Using established reserves added in 2002, the resulting finding costs per BOE were $5.40 for acquisitions and $13.29 for development. The total cost net of dispositions and technical revisions was $16.14 per established BOE. The combined cost of acquisitions and development activities was $8.89 per established BOE. The reduction in reserves as a result of technical revisions increased finding costs by approximately $7.25 per established BOE.

These finding costs do not include the KeyWest acquisition completed in February 2003. If the KeyWest acquisition is included in the determination of Viking's finding costs for 2002, the resulting finding costs per BOE would be $11.47, $13.29 and $12.52 for acquisition, development and total costs net of dispositions and technical revisions respectively. Total net finding costs decrease by $3.62 per BOE. After the inclusion of the KeyWest acquisition the impact of revisions is to increase the net finding costs by only $0.67 per BOE. For the six-year period from inception in 1996 to date, total established reserve addition costs including the KeyWest acquisition are $9.45 per BOE. This compares to a cost of $7.90 per BOE before the acquisition of KeyWest.


VIKING AND KEYWEST COMBINED RESERVES

Effective February 26, 2003, Viking completed the acquisition of all of the outstanding shares of KeyWest Energy Corporation for $3.65 per share and assumed its debt for a total cost of approximately $320 million. This added initial production of approximately 8,400 BOED. Viking commissioned GLJ to complete a reserve report on the KeyWest properties as of March 1, 2003. The following tables contain reserve information for Viking at January 1, 2003 combined with KeyWest at March 1, 2003 using GLJ's April 1, 2003 commodity price forecast.


PRO FORMA RESERVES SUMMARY

Effective January & March 1, 2003(1)    Crude Oil & NGLs (Mbbls)  Natural Gas (Bcf)     TOTAL (MBOE)
-----------------------------------------------------------------------------------------------------------------
                                          Viking      KeyWest      Viking  KeyWest    Viking  KeyWest   Combined
-----------------------------------------------------------------------------------------------------------------
Proved Producing                          22,265       14,536        61.9     23.9    32,588   18,525     51,113
Proved Non-Producing                       4,143        2,354         6.0      8.3     5,144    3,728      8,872
-----------------------------------------------------------------------------------------------------------------
Total Proved                              26,408       16,890        67.9     32.2    37,732   22,253     59,985
Probable (risked at 50%)                   6,046        2,813        10.8      4.6     7,838    3,588     11,426
-----------------------------------------------------------------------------------------------------------------
Established Reserves                      32,454       19,703        78.7     36.8    45,570   25,841     71,411
=================================================================================================================

(1) Viking reserves are as at January 1 and KeyWest's are at March 1. Reserves are determined using GLJ pricing forecast in effect April 1, 2003.


                                                VIKING ENERGY ROYALTY TRUST   13

PRO FORMA ESTIMATED FUTURE NET CASH FLOW

                                                   Present worth $000s discounted at:
---------------------------------------------------------------------------------------------------------
Effective January & March 1, 2003(1)                  0%                                10%
---------------------------------------------------------------------------------------------------------
                                      Viking     KeyWest    Combined      Viking    KeyWest     Combined
---------------------------------------------------------------------------------------------------------
Proved Producing                     517,908     330,738     848,646     325,503    218,870      544,373
Proved Non-Producing                  69,840      64,050     133,890      40,855     42,084       82,939
---------------------------------------------------------------------------------------------------------
Total Proved                         587,748     394,788     982,536     366,358    260,954      627,312
Probable (risked at 50%)             122,264      60,804     183,068      46,563     30,753       77,316
---------------------------------------------------------------------------------------------------------
Established Reserves                  710,012    455,592    1,165,604     412,921   291,707     704,628
=========================================================================================================

(1) Viking reserves are as at January 1 and KeyWest's are at March 1. Reserves are determined using GLJ pricing forecast in effect April 1, 2003.


GLJ COMMODITY PRICE ASSUMPTIONS - EFFECTIVE APRIL 1, 2003

                                                             WTI(1)    Light Crude(2)
                                                 Cushing, Oklahoma          Edmonton         AECO-C Spot
Year                                                      ($US/Bbl)        ($Cdn/Bbl)        ($Cdn/MMBtu)
---------------------------------------------------------------------------------------------------------
2003                                                         30.75             44.50                6.60
---------------------------------------------------------------------------------------------------------
2004                                                         25.00             36.00                5.45
---------------------------------------------------------------------------------------------------------
2005                                                         23.00             33.00                5.05
---------------------------------------------------------------------------------------------------------
2006                                                         23.00             33.00                5.05
---------------------------------------------------------------------------------------------------------
Thereafter                                               + 1.5%/yr         + 1.5%/yr           + 1.5%/yr
=========================================================================================================

(1)  West Texas Intermediate.
(2)  Edmonton refinery postings for 40 API, 0.4% sulphur content crude.


PRO FORMA NET ASSET VALUE(1)

($000's)                                                                 Present worth discounted at(3):
---------------------------------------------------------------------------------------------------------
                                                                                  0%                 10%
---------------------------------------------------------------------------------------------------------
Future Net Cash Flow Established Reserves(1)                               1,165,604             704,628
Add: Undeveloped Lands                                                        18,400              18,400
Reclamation Fund                                                               2,944               2,944
Convertible Debentures                                                       (75,000)            (75,000)
Net Debt                                                                    (169,000)           (169,000)
---------------------------------------------------------------------------------------------------------
Combined Net Asset Value March 1, 2003                                       942,948             481,972
=========================================================================================================
Combined Per Unit(2)                                                      $    11.75           $    6.00
---------------------------------------------------------------------------------------------------------

(1) Viking as at January 1, 2003 and KeyWest as at March 1, 2003 both using the April 1, 2003 GLJ forecast price assumptions.
(2) Based on 80,226,612 Trust Units outstanding - including KeyWest and the Internalization Units.
(3)  Discounting applies only to Future Net Cash Flow.




14   VIKING ENERGY ROYALTY TRUST

--------------------------------------------------------------------------------
                                                            CORPORATE GOVERNANCE
--------------------------------------------------------------------------------

On behalf of Viking Energy Royalty Trust's Unitholders, the Board of Directors is responsible for making and approving significant decisions affecting the Trust. A summary of the Trust's corporate governance practices and compliance with the guidelines of the Toronto Stock Exchange is contained in the Trust's Proxy Statement and Information Circular.

The Trust has a specific business purpose and its structure differs from a corporate structure. Accordingly, the corporate governance practices of the Trust and its subsidiaries reflect these circumstances. The Trust is an open-end investment trust, the trustee of which is Computershare Trust Company of Canada. The Trust owns Viking Holdings Trust ("VHT"), Viking Holdings Inc. ("VHI") and Viking Energy Acquisitions Ltd. ("VEAL"), and has a 100% indirect ownership in Viking Energy Ltd. ("VEL"), Viking Landover Inc. ("VLI"), Viking Keywest Inc. ("VKI"), Frobisher Petroleums Ltd. ("FPL") and Pathfinder Resources Ltd. ("PRL"). VHI is the trustee of VHT and VHT is the 100% direct owner of VEL, VLI and VKI. VHI (on behalf of VHT) and VEAL are authorized and responsible for making and approving significant decisions affecting the Trust. In carrying out their responsibilities, VHI (on behalf of VHT) and VEAL are required to act honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Accordingly, in connection with the discharge of the responsibilities of VEAL and VHI to the Trust, the Boards of Directors of VEAL and VHI (which are required to comprise the same persons) consider good corporate governance to be central to the effective and efficient operation of the Trust and believe their approach to corporate governance is working for the benefit of the Trust and its Unitholders. In August, the board struck a Special Committee consisting of four independent directors to review the management structure. They negotiated and recommended the internalization of management as presented to Unitholders for approval.

During 2002, the Board met on 17 occasions including one special meeting devoted to Viking's corporate strategy and direction. The Board has established four permanent committees as described below:

CORPORATE GOVERNANCE COMMITTEE: The Board of Directors has established a Corporate Governance Committee comprising Messers. Brinkerhoff (Chairman), Hunter and Blair, all of whom are unrelated directors. The Committee is responsible for corporate governance practices generally and in response to the TSX governance guidelines. Other tasks undertaken by the Committee include review of the Board performance, as well as assessment and recommendation of candidates for election. Director's orientation and education is periodically made available to new members of the Board.

AUDIT COMMITTEE: The Audit Committee is composed of Messers. Blue (Chairman), Brinkerhoff, Hunter and Walsh, all of whom are unrelated directors. The Audit Committee reviews and approves all financial statements on a quarterly basis. In addition, it reviews annual financial statements independently with the auditors of the Trust, prior to presentation of such statements to the Board of Directors for approval. The Audit Committee reviews the integrity of management's reporting systems and also reviews management reporting, internal financial and operating controls, policies and practices with management and the auditors of the Trust.

COMPENSATION COMMITTEE: As a result of the internalization, a Compensation Committee was formed, and is composed of Messers. Blair (Chairman), Blue and Hunter, all of whom are unrelated directors. The primary function of the Compensation Committee is to assist the Board in fulfilling its responsibilities with respect to human resources policies and executive compensation. The Compensation Committee is also responsible for reviewing and recommending to the Board management's succession plan including provisions for appointing, training and monitoring senior management and the appropriateness of the current and future organizational structure of the Trust.

ENVIRONMENT, HEALTH AND SAFETY COMMITTEE: The Environment, Health and Safety Committee consists of Mr. Walsh (Chairman) who is an unrelated director, and Mr. Purdy, who is a related director. They meet regularly with the Vice President, Engineering and Operations to ensure the Trust meets or exceeds legislated environmental and occupational health and safety standards. The Committee annually reviews the reclamation fund to ensure adequate funding of future environmental and reclamation obligations.


                                                VIKING ENERGY ROYALTY TRUST   15

--------------------------------------------------------------------------------
MANAGEMENT'S DISCUSSION AND ANALYSIS
--------------------------------------------------------------------------------


The Trust's 2002 financial and operating results were on target, as production, cash flow and distributions were consistent with our initial forecast. Commodity prices showed renewed strength late in the year, and combined with stable production levels allowed Viking to generate $1.28 per Unit in cash flow, of which $1.26 per unit was available for distributions. For 2002, distributions declared and cash distributions received were both $1.16 per unit.

PRODUCTION

Daily production increased for the sixth straight year, growing by 6% to 12,434 BOE per day from 11,716 BOE per day. Overall, production for the year was within 3% of the Trust's initial forecast. Oil and liquids volumes decreased by 6% to 7,374 BOE per day, while natural gas production increased by 30% to an average of over 30 MMcf per day.

The natural gas production gains were seen in several areas. In Channel Lake, an aggressive infill-drilling program undertaken during the year increased production by 47% to an average of 10.6 MMcf per day from 7.2 MMcf per day in 2001. The Tweedie/Wappau area realised a 76% production increase, to 10.6 MMcf per day from 5.9 MMcf per day last year, due to a 2002 winter drilling program and the inclusion of a full year of operational results.

Other production gains were as a result of the acquisitions of the Consort properties and Landover Energy Inc., which added average production of 650 and 200 BOE per day respectively for the year. Production in the Bellshill area was negatively affected by several temporary shut down situations during the year. The impact of the production loss is estimated to be about 150 to 200 BOE per day. The sale of a number of non-core properties early in the year reduced average production by approximately 600 BOE per day.

REVENUE AND PRICES

Total net revenues for 2002, including hedging, decreased by 2% to $134.7 million compared with $137.3 million last year. Benchmark oil prices in 2002 were flat, with WTI averaging US$26.08 per barrel compared with US$25.89 in 2001, and Edmonton posted prices averaging $39.92 compared with $39.20 last year. For 2002 Viking saw a narrowing of differentials that contributed to higher realised oil prices before hedging of $35.25 per barrel. This compares with a realised price of $33.23 in 2001, an increase of 6%. These higher prices offset the decrease in production, resulting in oil revenue remaining unchanged at $91 million. Revenue from natural gas liquids decreased to $3.1 million from $3.8 million in 2001 as average prices received in the year dropped by 11%

         RESULTS OF OPERATIONS

 ($000 except per Unit and production)           2002         2001  % Difference
--------------------------------------------------------------------------------
 Total Sales (including hedging)           $  134,697   $  137,305           (2)
 Royalties and Taxes                           18,499       20,841          (11)
--------------------------------------------------------------------------------
 Net Revenue After Royalties and Taxes        116,198       116,46            0
 Operating Expenses                            36,057       35,417            2
--------------------------------------------------------------------------------
 Net Operating Income                          80,141       81,047            1
 Interest Expense                               3,713        6,407          (42)
 General and Administrative                     4,759        3,998           19
 Management Fees                                2,877        3,009           (4)
 Internalization Expense                        8,319           --          100
 Depletion                                     48,117       40,329           19
 Future Income Tax Recovery                    (4,555)      (2,452)          86
--------------------------------------------------------------------------------
 Net Income                                $   16,911   $   29,756          (43)
================================================================================
 Unitholder Distributions                  $   62,475   $   73,326          (15)
================================================================================
 Distributions per Unit1                   $     1.16   $     1.91          (39)
================================================================================
 Funds from Operations                     $   68,792   $   67,621            2
================================================================================
 BOE/Day                                       12,434       11,716            6
================================================================================
 Production (BOE)                           4,538,452    4,276,187            6
================================================================================
(1)  Distributions if Unit held throughout the year.


16       VIKING ROYALTY TRUST
to $25.97 per barrel. Natural gas prices before hedging were 15% lower at $3.94 per Mcf compared with $4.61 last year. Although natural gas pricing strengthened towards the end of 2002, prices were significantly weaker during the summer months. Higher natural gas production offset the lower prices, as gas revenue increased to $43.4 million in 2002 from $39.2 million last year.

HEDGING ACTIVITIES

Viking periodically locks in commodity prices it will receive over a certain period of time on a portion of its production. Since oil pricing is based in US dollars, the Trust will also protect a portion of its oil revenue against fluctuations in the foreign exchange rate between the Canadian and US dollar. Viking periodically will fix its interest rate on a portion of its borrowing as well as fix the price it will pay on a portion of its electricity to protect against price increases in the utility.

To minimize credit risk, all financial hedges, such as commodity swaps, foreign exchange swaps and interest rate swaps are only placed with major Canadian financial institutions. Contracts for purchases of electrical power are only placed with a major utility retailer with a high credit rating

The Trust typically will not lock in commodity prices on more than 50% of its forecast production so that it can still participate in the upside of price movements. In unusual circumstances, such as during a robust escalating price environment, with board approval the Trust may lock in more than the 50% level. If the market price during the hedged period is in excess of that in which prices are locked in, an opportunity loss occurs on the hedged portion. Late in 2001 and early in 2002, Viking layered in a number of hedges as the price of oil and natural gas moved upwards. For 2002, Viking had hedged an average of 3,800 barrels per day of oil production at an average price of US$24.30 per barrel (Cdn $38.15 per barrel). An average of 10.7 MMcf per day of natural gas production was hedged at an average price of $4.21 per Mcf and an additional 4.2 MMcf per day was protected through costless collars with an average floor price of $3.63 per Mcf and an average ceiling price of $5.86. The Trust also hedged five megawatts per hour of electricity at an average price of $41.02 per Mwh, and locked in interest rates on $30 million of its debt at a rate of 3.355%.

Oil prices, which began the year at US$19.73 per barrel, reached a two-year high of US$31.76 per barrel in December. Natural gas prices also fluctuated throughout the year, with AECO reaching a low of $2.77 per Mcf in August before rebounding substantially during the fourth quarter to a high of $5.50 per Mcf in December. The strengthening prices in the fourth quarter resulted in the Trust recording a net hedging loss of $2.8 million or $0.62 per BOE for the year, compared with a $3.0 million gain, or $0.70 per BOE, in 2001. These hedging losses are included as a reduction in oil and gas revenue during the period. The Trust also recognised a gain of $0.1 million during the year on its electricity hedge. This gain is recorded as a decrease in operating costs in the income statement. The interest rate hedging gain of $0.1 was recorded as a reduction in interest expense.

For 2003, Viking has placed commodity hedges on approximately 50% of its forecast production through a combination of financial swaps, cost less collars and three-way collars to protect the price downside while still allowing for some upside potential. A total of 4,000 barrels per day of oil has been locked in with a goal to protect a floor price of US$25.00 per barrel. In addition, an average of 15.0 MMcf per day of natural gas has been hedged with a goal to protect a downside of $4.80 per Mcf. Refer to Note 16 "Financial Instruments" and Note 18(c) "Subsequent Events" in the accompanying financial statements for full disclosure of 2003 hedging activities.

ROYALTIES AND TAXES

Royalties and taxes for 2002 were $18.5 million (13.4% of gross revenue or $4.07 per BOE) compared with $20.8 million (15.6% of gross revenues or $4.88 per BOE) in 2001. Although gross revenues increased marginally, the amount of royalties from 2001 to 2002 decreased primarily in two major areas. In Tweedie/Wappau, Viking received $1.2 million in capital cost allowance credit during 2002 for facility and gathering expenditures incurred during the prior year. In the Bellshill area, prior year results included higher than expected Freehold Mineral tax payments, which accounts for a lower rate this year.


                                                      VIKING ROYALTY TRUST    17

INVESTOR NETBACK PER BOE

                            YTD 2002     YTD 2001     Difference       % change
--------------------------------------------------------------------------------
 Sales                      $ 29.68      $ 32.11      $ (2.43)              (8)
 Royalties & Taxes             4.07         4.88        (0.81)             (17)
 Operating Expenses            7.94         8.28        (0.34)              (4)
 Abandonment reserve           0.20         0.20           --                0
--------------------------------------------------------------------------------
 Operating Netback            17.47        18.75        (1.28)              (7)
 G & A                         1.05         0.94         0.11               12
 Management Fees               0.63         0.70        (0.07)             (10)
 Interest Expense              0.82         1.50        (0.68)             (45)
--------------------------------------------------------------------------------
 Investor Netback           $ 14.97      $ 15.61      $ (0.64)              (4)
================================================================================


OPERATING EXPENSES

Operating expenses decreased by 4% to $7.94 per BOE from $8.28 in 2001. As a result of higher production, total operating costs in 2002 increased to $36.1 million from $35.4 million in the previous year. Costs on a per BOE basis decreased due to a full year of results from the BXL properties, which have an overall lower cost structure, and due to higher production in the lower-cost Channel Lake field. The Trust also realised lower power costs as the average spot price for electricity decreased to $43.84 per Mwh in 2002 from $71.50 per Mwh the prior year.

OPERATING AND INVESTOR NETBACK

Sales netbacks were lower by $2.43 per BOE, which was primarily attributable to lower natural gas prices and hedging losses in the year. This decrease was partially offset by lower royalties and operating costs on a BOE basis, as explained above, which positively affected operating netbacks by $1.15 per BOE. The resulting operating netbacks decreased by 7% to $17.47 per BOE from $18.75. Lower interest and management fees were partially offset by higher G&A costs. Interest costs were substantially lower in 2002, as 2001 results included borrowing costs associated with the acquisition of the Bellshill properties and higher interest rates. Management fees are lower as a direct result of lower operating income. The result is that despite sales being lower by $2.43 per BOE, investor netbacks were only down by $0.64 to $14.97 per BOE from $15.61 per BOE in 2001.

DISTRIBUTIONS

Viking declares its distributions each month during the year. To receive a distribution, a Unitholder must be the holder of record on the last day of the month for which the distribution is declared. The distribution is then paid on the 15th calendar day (or the next business day if the 15th falls on a weekend or holiday) of the following month. For the year 2002, Viking declared distributions of $1.16 per Unit, including the $0.10 per Unit that was paid on January 15, 2003. This represents a decrease of 39% or $0.75 per Unit compared with distributions from the prior year. The majority of this decrease ($0.58 per Unit) was attributable to the first six months of the year, as commodity prices were significantly weaker during the first half of 2002 compared with 2001.

In 2002, Viking distributed 92% of its cash available for distribution compared with 104% in 2001. Since inception, the Trust has distributed 94% of its total cash available for distribution to Unitholders. The Summary of Unitholder Distributions can be referred to in Note 10 to Viking's consolidated financial statements.

For tax purposes, Unitholders record the actual cash distributions that are paid during a calendar year. For 2002, the Trust paid $1.16 per Unit on a cash basis, a decrease of $0.86 or 43% compared with the $2.02 paid in 2001. Of the amounts paid in 2002, 58%, or $0.6728 per Unit was non-taxable as a return of capital, and will reduce the Unitholder's cost base. The remaining 42%, or $0.4872 per Unit is to be treated as other income.

INTERNALIZATION EXPENSE

At a Special Meeting of the Trust's Unitholders on December 3, 2002, the internalization of Viking's management was approved by 94% of the votes that were cast. Votes cast at this meeting represented 31% of Viking's Unitholders, the largest response at any meeting since the Trust's inception.


18       VIKING ROYALTY TRUST

The internalization transaction was effective December 31, 2002. The Trust has incurred a total of $8.3 million in costs to date consisting of cash and Viking Units, and it was determined that this amount should be expensed in the fourth quarter. In addition, Viking is committed to a maximum of an additional $0.8 million of retention payments to officers of the Trust under certain conditions. As a result of this transaction, the Trust will not incur or be required to pay any further management or acquisition fees subsequent to December 31, 2002.

DEPLETION, CEILING TEST AND SITE RESTORATION

The Trust accounts for properties using the full-cost method of accounting. Under this method, depletion and restoration expenses are recorded using the unit-of-production method. For 2002, these costs were $48.1 million, representing 8.5% of gross capital or $10.60 per BOE. This compares with $40.3 million, 7.5% of capital or $9.43 per BOE in 2001. The cost in 2002 was partially offset in the amount of a $4.6 million credit ($1.00 per BOE) relating to a future tax recovery. In 2001 the corresponding credit amount was $2.5 million ($0.57 per BOE). The resulting net depletion rates, inclusive of the tax recoveries, were $9.58 per BOE for 2002 and $8.84 for 2001.

The Trust also withholds a portion of the cash flow as a reserve for future site reclamation costs. For both 2002 and 2001, the amount of the reserve was $0.9 million or $0.20 per BOE. The capital assets are subject to an annual ceiling test review, which is a cost recovery calculation based on year-end commodity prices plus the costs the Trust actually received or incurred. At December 31, 2002, the ceiling test limit was well in excess of the Trust's asset book value and therefore there was no requirement for a write-down.

CAPITAL RESOURCES AND LIQUIDITY

Viking's structure is such that it only pays out funds it has received. This practice ensures the Trust's liquidity. However, the royalty income is encumbered with debt obligations that will affect future payments by the Trust. Viking has and will continue to borrow funds to finance a portion of acquisitions and ongoing capital expenditures. This financing allows for higher current distributions; however, in the future the lender may require principal repayments. No such repayments are expected to be required in 2003.

At December 31, 2002, the Trust had a $130 million revolving credit facility plus a $10 million operating line available, of which $92.8 million ($1.70 per Unit) had been drawn down from its lenders. This compares to outstanding debt of $87.0 million ($1.70 per Unit) at the end of 2001. Debt levels increased in 2002 as a result of the two acquisitions Viking made during the year combined with its active capital development program. This increase in debt was partially reduced by an equity issue that was completed in March and a portion of cash flow that was not distributed to Unitholders.

At year-end, Viking had negative working capital of $1.9 million resulting in net debt of $94.7 million. This debt represents approximately 1.3 times Viking's estimated 2003 cash flow (before KeyWest) and compares to the beginning of the year, when debt-to-cash-flow was estimated at roughly 1.5 times estimated 2002 cash flow. This decrease reflects the higher cash flow expected in 2003 as a result of higher forecast commodity prices.

BUSINESS RISKS

Oil and gas development, production, acquisition and marketing operations involve numerous business risks that have the potential to significantly affect operating and financial results. These include the uncertainty of acquiring new assets, fluctuations in commodity prices, exchange and interest rates, government policies and regulations and other energy trusts in the marketplace competing for investment dollars and suitable properties. The Trust minimizes these risks through prudent strategies that include employing highly competent and motivated professional staff, and maintaining a quality property base with a focus on cost control.

Commodity prices for crude oil, natural gas and natural gas liquids are volatile and subject to a number of external factors. Prices are affected by supply and demand dynamics, inventory and/ or storage levels, OPEC policy, the Canadian/US dollar exchange rate, availability of pipeline transportation, political stability, prices for competing fuels, economic conditions and seasonal changes in demand resulting from weather conditions.

Where appropriate and when the opportunity arises, the Trust will hedge commodity prices, exchange rates, electrical power rates and interest rates in order to minimize the volatility of revenues and expenses and the


                                                      VIKING ROYALTY TRUST    19

                                                               [GRAPHIC OMITTED]
                                                                    [PHOTOGRAPH]


resulting distributions. The Trust's policy has been to place commodity hedges on up to 50% of its forecast production or its forecast costs in any one-year period. This policy is reviewed periodically to determine the suitability of its hedging exposure.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

In November 2002, the Canadian Institute of Chartered Accountants ("CICA") amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. The implementation of this pronouncement will not change the way Viking's hedging activities are currently recorded.

In December 2002, the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004, but earlier adoption is encouraged. Viking will have to record this liability and the offset to its capital assets. An evaluation will be done to determine the full amount of the liability including the KeyWest acquisition and implementation of this pronouncement will begin on January 1, 2004.

In December 2002, the CICA issued a new standard on the disposal of long-lived assets and discontinued operations, which is effective for disposal activities initiated by a company's commitment to a plan on or after May 1, 2003. The new standard requires an asset classified as held for sale to be measured at fair value less cost to sell, provides criteria for classifying assets as held for sale and classifying a disposal as discontinued operations, and specifies presentation and disclosures for discontinued operations and other disposals of long-lived assets. Viking would only be impacted by this pronouncement to the extent of its involvement in the disposition of long-lived assets or discontinuing operations. Currently, Viking is not involved in any such activities.

For fiscal years beginning on or after April 1, 2003 CICA handbook section 3063 Impairment of Long-Lived Assets must be implemented on a prospective basis. The new standard requires an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition, which loss should be measured as the amount by which its carrying amount exceeds its fair value, and provides guidance on how to determine fair value. Viking currently uses the full cost method of accounting for its oil & gas assets under Accounting Guideline 5 ("AcG-5"), FULL COST ACCOUNTING IN THE OIL AND GAS INDUSTRY, which requires that a ceiling test be


20       VIKING ROYALTY TRUST

[GRAPHIC OMITTED]
[PHOTOGRAPH]

performed to determine the appropriate valuation. This ceiling test is specifically exempt from section 3063. However, as a result of the issuance of section 3063, the full cost ceiling test in AcG-5 is under review. Therefore the impact of this new section is not expected to be material.

There have been several other pronouncements issued by the CICA in 2002, however, these were not applicable in 2002 and are not expected to be applicable to Viking in 2003.

KEYWEST ACQUISITION

On December 19, 2002, Viking announced a plan of arrangement to acquire KeyWest Energy Corporation for approximately $320 million, including the assumption of their debt. The offer to KeyWest shareholders was for $3.65 per share. On February 25, 2003, KeyWest's shareholders overwhelmingly voted in favour of the Viking offer, and the acquisition closed on February 26, 2003. The Trust issued a total of 24.9 million Trust Units, valued at $7.00 per Unit, and $66.0 million in cash to KeyWest shareholders, and assumed approximately $80 million in KeyWest debt.

To fund the cash portion of the acquisition, the Trust issued $75 million in 10.5% convertible unsecured subordinated debentures. This offering was done through a syndicated bought-deal led by Scotia Capital Inc. and included CIBC World Markets Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., TD Securities Inc. and Raymond James Ltd. These debentures are convertible into Units of Viking at a price of $7.25 per Unit and mature on January 31, 2008.

KeyWest properties were producing approximately 8,400 BOE per day at the time of the closing, of which approximately 75% was oil and liquids. KeyWest's properties were 90% operated and with high working interests, giving the Trust significant control over operations and the future development of the properties.

2003 DISTRIBUTIONS

Cash available for distributions for 2003 is forecast to be $1.47 per Unit and distributions are forecast to be $1.32 per Unit based on average WTI oil prices of US$25.00 per barrel, AECO natural gas prices of Cdn$5.00 and a Canadian to US dollar exchange rate of $0.65. Oil and natural gas prices early in 2003 have been significantly higher than the parameters set for the forecast. The Trust currently has commodity hedges and collars in place on approximately 50% of its estimated 2003 production with average floor prices that are greater than the prices that are being used in its forecast.

SUMMARY

In many respects 2002 was the year of the Income Trusts in Canada. A third consecutive year of lacklustre results in the stock market has continued to turn the attention of many people to this type of investment vehicle to provide yield and security. Viking was a strong performer within the oil and gas Royalty Trust sector, returning 29% to its Unitholders over the year. Viking has a diversified asset base, and when combined with strong commodity prices we are expecting that 2003 will again be a solid year for the Trust.


                                                      VIKING ROYALTY TRUST    21

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The financial statements are the responsibility of the management of Viking Energy Royalty Trust. They have been prepared in accordance with generally accepted accounting principles, using management's best estimates and judgements, where appropriate.

Management is responsible for the reliability and integrity of the financial statements, the notes to the financial statements, and other financial information contained in this report. In the preparation of these statements, estimates are sometimes necessary because a precise determination of certain assets and liabilities is dependent on future events.

Management believes such estimates have been based on careful judgements and have been properly reflected in the accompanying financial statements. Management is also responsible for maintaining a system of internal controls designed to provide reasonable assurance that assets are safeguarded and that accounting systems provide timely, accurate and reliable financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. The Board is assisted in exercising its responsibilities through the Audit Committee of the Board, which is composed of three independent directors. The Committee meets with management and the auditors to satisfy itself that management's responsibilities are properly discharged, to review the financial statements and to recommend approval of the financial statements to the Board.

Deloitte & Touche LLP, the independent auditors appointed by the Unitholders, have audited the Trust's financial statements in accordance with Canadian generally accepted auditing standards and provided an independent professional opinion. The auditors have full and unrestricted access to the Audit Committee to discuss their audit and their related findings as to the integrity of the financial reporting process.



[Signed] "A. Kirk Purdy"                      [Signed] "Wayne King"


President and Chief Executive Officer         Executive Vice President and Chief
Financial Officer



22       VIKING ROYALTY TRUST

AUDITORS' REPORT

To the Unitholders of Viking Energy Royalty Trust


We have audited the consolidated balance sheets of Viking Energy Royalty Trust (the "Trust) as at December 31, 2002 and 2001 and the consolidated statements of income and accumulated earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


[Signed]  "Deloitte & Touche L.L.P."

Chartered Accountants
Calgary, Alberta
February 26, 2003



                                                      VIKING ROYALTY TRUST    23

CONSOLIDATED STATEMENTS OF INCOME
AND ACCUMULATED EARNINGS


Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
REVENUE
  Oil and natural gas                                     $ 134,697   $ 137,305
  Royalties                                                 (17,899)    (20,771)
                                                            116,798     116,534
--------------------------------------------------------------------------------
EXPENSES
  Operating                                                  36,057      35,417
  General and administrative (Note 12)                        4,759       3,998
  Management fee (Note 12)                                    2,877       3,009
  Internalization expense (Note 3)                            8,319          --
  Interest                                                    3,713       6,407
  Capital and other taxes (Note 14)                             600          70
  Depletion, depreciation and amortization                   48,117      40,329
  Future income tax recovery                                 (4,555)     (2,452)
--------------------------------------------------------------------------------
                                                             99,887      86,778
--------------------------------------------------------------------------------
Net income (Note 11)                                      $  16,911   $  29,756
--------------------------------------------------------------------------------
Accumulated earnings (deficit) - opening                     26,141      (3,393)
Unit option repurchases (Note 9)                                 --        (222)
--------------------------------------------------------------------------------
Accumulated earnings - closing                            $  43,052   $  26,141
================================================================================


24       VIKING ROYALTY TRUST

CONSOLIDATED BALANCE SHEETS

Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
ASSETS
Current assets
  Accounts receivable                                     $  20,991   $  17,922
  Prepaid expenses                                            2,599       2,008
--------------------------------------------------------------------------------
                                                             23,590      19,930
--------------------------------------------------------------------------------
Capital assets (Note 6)                                     365,512     379,332
Reclamation fund (Note 7)                                     2,944       2,036
Other investments                                             1,054       1,014
--------------------------------------------------------------------------------
TOTAL ASSETS                                              $ 393,100   $ 402,312
================================================================================

LIABILITIES
Current liabilities
  Accounts payable                                        $  17,301   $  16,361
  Unitholder distributions payable                            5,472       5,106
  Due to Related Party, cash portion (Note 3)                 2,750          --
  Due to Related Party, Unit portion (Note 3)                 4,367          --
  Current Portion Bank Loan (Note 8)                          7,731          --
--------------------------------------------------------------------------------
                                                             37,621      21,467

--------------------------------------------------------------------------------
Bank loan (Note 8)                                           85,037      87,037
Future income taxes (Note 15)                                38,130      40,639
Provision for site restoration                                3,150       2,047
--------------------------------------------------------------------------------
TOTAL LIABILITIES                                           163,938     151,190
================================================================================

UNITHOLDERS' EQUITY
Unitholders' capital (Note 9)                               424,734     401,130
Accumulated earnings                                         43,052      26,141
Accumulated Unitholder distributions                       (238,624)   (176,149)
--------------------------------------------------------------------------------
TOTAL UNITHOLDERS' EQUITY                                   229,162     151,190
--------------------------------------------------------------------------------

TOTAL LIABILITIES AND UNITHOLDERS' EQUITY                 $ 393,100   $ 402,312
================================================================================


[Signed] "H. Douglas Hunter"                      [Signed] "Dale Blue"

H. Douglas Hunter                                 Dale Blue
Director and Chairman                             Director, and Chairman
of the Audit Committee                            of the Board



                                                      VIKING ROYALTY TRUST    25

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31 (audited - thousands of dollars)       2002        2001
--------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                $  16,911   $  29,756

Add items not involving cash:
  Depletion, depreciation and amortization                   48,117      40,329
  Equity income                                                  --         (12)
  Future income tax recovery                                 (4,555)     (2,452)
  Internalization Expense (Note 3)                            8,319          --
--------------------------------------------------------------------------------
Funds from operations                                        68,792      67,621

Changes in working capital                                   (2,152)      4,415
--------------------------------------------------------------------------------
                                                             66,640      72,036
--------------------------------------------------------------------------------

FINANCING ACTIVITIES
Issuance of Trust Units (Note 9)                             24,899      78,211
Issue costs (Note 9)                                         (1,295)     (3,150)
Unit options repurchased (Note 9)                                --        (222)
Bank loan                                                     1,231      37,246
--------------------------------------------------------------------------------
                                                             24,835     112,085

INVESTING ACTIVITIES
Internalization Expense (Note 3)                             (1,202)         --
Acquisition of Landover (Note 4)                             (7,820)         --
Acquisition of Sedpex Partnership (Note 4)                       --     (42,415)
Acquisition of BXL Energy Ltd. (Note 4)                          --     (20,386)
Acquisition and disposals of oil and
   gas properties (Note 5)                                    5,134     (20,659)
Capital development expenditures                            (24,529)    (25,755)
Contributions to reclamation fund (Note 7)                     (908)       (855)
Other investments                                               (40)         (2)
--------------------------------------------------------------------------------
                                                            (29,365)    110,072)
--------------------------------------------------------------------------------

UNITHOLDER DISTRIBUTIONS                                    (62,110)    (74,049)
--------------------------------------------------------------------------------

CHANGE IN CASH                                            $      --   $      --
================================================================================


26       VIKING ROYALTY TRUST

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.   STRUCTURE OF THE TRUST

     Viking Energy Royalty Trust (the 'Trust') is an open-end investment trust. The beneficiaries of the Trust are the holders of the Trust units (the 'Unitholders'). The Trust owns 100% of the outstanding units of a commercial trust, Viking Holdings Trust ('VHT') as well as all of the outstanding shares of Viking Energy Acquisitions Ltd. ('VEAL'). In addition, VHT owns the Sedpex Partnership (the 'Partnership') and owns all of the outstanding shares of Viking Energy Ltd. ('VEL') and Viking Landover Inc. ('VLI'). The purpose of the Trust is to acquire and hold royalties in oil and gas properties which results in the receipt of royalty, distribution and interest income from its subsidiaries.

     The Trust is managed by Viking Management Ltd. (the 'Manager'). The Manager receives a management fee pursuant to an Amended and Restated Management Agreement for its services, and also receives general and administration expenses as approved by the Board of Directors. As at December 31, 2002, the management fees had effectively been eliminated through the internalization of the Manager. The internalization transaction is described in note 3.

2.   SUMMARY OF ACCOUNTING POLICIES

     These consolidated financial statements are prepared following Canadian generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions. Actual results could differ from those estimated.

     BASIS OF ACCOUNTING

     The Trust's consolidated financial statements include the accounts of the Trust and its subsidiaries. All inter-entity transactions and balances have been eliminated upon consolidation. Investments in significantly influenced companies are accounted for by the equity method.

     CAPITAL ASSETS

     The Trust follows the full cost method of accounting for oil and natural gas operations whereby all costs of acquiring oil and natural gas properties and related development costs are capitalized and accumulated in one Canadian cost centre. Maintenance and repairs are charged against earnings, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Gains and losses are not recognized on disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by 20% or more.

     DEPLETION, DEPRECIATION AND AMORTIZATION

     Capitalized oil and natural gas costs are depleted using the Unit-of-production method based on estimated proven reserves of oil and natural gas before royalties, as determined by management and reviewed by an independent reserve engineer, and capital costs plus estimated future development costs of proven undeveloped reserves less estimated salvage values of the production equipment. Natural gas reserves and production are converted to an equivalent volume of oil on an energy equivalent basis of 6 Mcf to 1 barrel of oil. Office furniture and computer equipment are amortized over their useful lives at 20-30% each year. Leasehold improvements are amortized over the term of the lease and do not exceed 10 years.

     FUTURE SITE RESTORATION AND ABANDONMENT COSTS

     The Trust has made a provision for estimated future site restoration and abandonment costs based on the Unit-of-production method using proved reserves. The periodic charge to the provision is included with depletion, depreciation and amortization. Actual site restoration and abandonment costs are charged against this provision.

     CEILING TEST

     The Trust applies a ceiling test to capitalized oil and natural gas costs to ensure that such costs do not exceed the estimated future net revenues from production of proved reserves, using prices and costs in effect at the Trust's year-end. Estimated future net revenues are calculated after deducting site restoration costs, general and administrative costs, income taxes and financing costs plus the costs of unproved properties less any impairment. Any capitalized costs in excess of the ceiling test amount are charged to earnings.


                                                      VIKING ROYALTY TRUST    27

     INCOME TAXES

     The Trust is a taxable entity for income tax purposes and is taxable on any taxable income that is not allocated to the Unitholders. A future income tax provision has been made in VEL on the acquisition of BXL Energy Ltd. ('BXL') and in VLI on the acquisition of Landover Energy Inc. ('Landover'). A future tax provision for inside tax basis is not provided in these consolidated financial statements as any taxable income of the Trust would be allocated to the Unitholders.

     Periodically, VEAL and VHT may incur current taxes and future income taxes depending on the timing of the expenditures and income tax deductions. Current taxes, if unrecoverable, will be deducted from cash distributions.

     FINANCIAL INSTRUMENTS

     The Trust uses financial instruments to manage its exposure to fluctuations in commodity prices and interest rates. Gains and losses are recognized in income in the same period and in the same financial statement category as the income or expense arising from corresponding contracts.

     STOCK-BASED COMPENSATION

     The trust has a Unit Option Plan, which is described in note 9. No compensation expense is recognized for this plan when Unit options are issued or exercised. Any compensation paid on exercise of Unit Options or purchase of Unit Options is credited to Unitholders' Capital. If Units or Unit options are repurchased, the excess of the consideration paid over the carrying amount of the Unit options cancelled is charged to retained earnings.

3.   INTERNALIZATION OF THE MANAGER

     Effective December 31, 2002, the Trust had acquired its Manager, Viking Management Ltd., through the acquisition of all Viking Management Ltd. shares. Total cost of the internalization is broken down as follows:

                                                                         ($000s)
     ---------------------------------------------------------------------------
     Cash consideration                                               $   2,750
     Trust Units to be Issued (Note 9)                                    4,217
     Retention expense to be issued in Trust Units                          150
     Retention expense paid in cash                                         550
     Related costs                                                          652
     ---------------------------------------------------------------------------
     Internalization Expense                                          $   8,319
     ---------------------------------------------------------------------------

     The management agreement with VML required the Trust to pay management and acquisition fees to VML of 3% of net production revenue less general and administrative expenses plus 1% of distributions and 1.5% of acquisition costs respectively. No fees were payable on dispositions of assets. The internalization transaction resulted in the elimination of all acquisition fees as of October 11, 2002 and the effective elimination of all management fees at December 31, 2002. The termination of the management contract was subject to a one year management fee buy out.

     The entire cost will be expensed by the Trust. Prior to closing, $550,000 of retention expenses were paid in cash by the Trust and $150,000 was satisfied in Trust Units at closing. As part of the purchase agreement, the Trust has also committed to pay additional retention amounts to senior management. The only condition to receive the retention amount is that the individual remain employed by a subsidiary of the Trust. If any member of senior management resigns before receipt of the retention amount, the balance owing to the respective individual is deemed to be forfeited. The committed costs for retention are payable in Trust Units and will be expensed by the Trust when paid as set out in the table below:

     ---------------------------------------------------------------------------
     January 2, 2004                                                  $ 433,250
     January 2, 2005                                                    133,250
     January 2, 2006                                                    133,250
     January 2, 2007                                                    133,250
     ---------------------------------------------------------------------------
     Future Retention Expense                                         $ 833,000
     ===========================================================================



28       VIKING ROYALTY TRUST

4.   BUSINESS ACQUISITIONS


     (i) Effective June 22, 2002, VLI, a wholly owned subsidiary of the Trust acquired 100% of the outstanding shares of Landover Energy Inc. ("Landover"). The shares of Landover were acquired by VLI for $6,385,000 in cash, which was financed through debt, plus severance and related costs of $1,435,000. The acquisition was accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $4.2 million, which has been assigned to property, plant and equipment acquired. Future income taxes reflect the difference between the purchase price and the tax basis acquired. On June 30, 2002, Landover was amalgamated with VLI.

           The determination of the purchase price of the acquisition and allocation to the net assets and liabilities of the acquired company are as follows:

                                                                         ($000s)
           ---------------------------------------------------------------------
           Cash consideration                                             6,385
           Debt assumed                                                   4,500
           Severance and related expenses                                 1,264
           Management fee                                                   171
           ---------------------------------------------------------------------
           Total Purchase Price                                          12,320
           =====================================================================
           Purchase price allocation:
           Net working capital                                              328
           Future site restoration                                         (258)
           Future income taxes                                           (2,046)
           Capital assets                                                14,296
           ---------------------------------------------------------------------
           Total Purchase Price                                          12,320
           =====================================================================

     (ii) For the year ended December 31, 2001, the Trust purchased the remaining 50% direct and indirect interest in the Partnership not already owned by VHT and BXL Energy Ltd. effective January 1, 2001 and June 22, 2001 respectively.

           Both acquisitions were accounted for using the purchase method. The Trust has recorded the assets and liabilities acquired at their net book value creating an excess purchase price of approximately $49 and $64 million respectively, which were assigned to the oil and gas properties acquired. Future income taxes were recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired.

           The determination of the purchase price of the acquisitions and allocations to the net assets and liabilities of the acquired companies are as follows:

           ($000s)                                           BXL    Partnership
           ---------------------------------------------------------------------
           Value of Viking Trust Units issued             65,025         40,000
           Cash consideration                             15,253         41,000
           Debt assumed                                   14,449             --
           Related expenses and fees                       5,132          1,415
           ---------------------------------------------------------------------
           Total Purchase Price                           99,859         82,415
           =====================================================================
           Purchase price allocation:
           ---------------------------------------------------------------------
           Cash                                               --             80
           Net working capital (deficit)                    (686)          (263)
           Future site restoration                          (670)            --
           Future income taxes                           (43,111)            --
           Capital assets                                144,326         82,598
           ---------------------------------------------------------------------
           Total Purchase Price                           99,859         82,415
           =====================================================================


                                                      VIKING ROYALTY TRUST    29

5.   PROPERTY ACQUISITIONS AND DISPOSITIONS

     The following tables summarize the acquisitions and dispositions that were completed in 2002 and 2001 which were all completed for cash:

     2002                                             ($000s)    Effective Date
     ---------------------------------------------------------------------------
     Acquisitions:
     Consort                                           3,544   February 1, 2002
     Bellshill additional working interest             1,900       July 1, 2002
     Other                                               523            Various
     Acquisition fees paid to the Manager                113
     Transaction costs                                    64
     ---------------------------------------------------------------------------
     Total cost of acquisitions                        6,144
     ===========================================================================

     Dispositions:
     Cessford                                          4,014    January 1, 2002
     Minor working interests                           2,949    January 1, 2002
     East Pembina                                      1,578       July 1, 2002
     Other                                             2,737            Various
     ---------------------------------------------------------------------------
     Total proceeds from dispositions                 11,278
     ===========================================================================

     2001                                             ($000s)    Effective Date
     ---------------------------------------------------------------------------
     Acquisitions:
     Cessford working interest                           762    January 1, 2001
     Tweedie/Wappau                                   23,500       July 1, 2001
     Other                                               150            Various
     Acquisition fees paid to the Manager                364
     Transaction costs                                   412
     ---------------------------------------------------------------------------
     Total cost of acquisitions                       25,188
     ===========================================================================

     Dispositions:
     Plato                                             2,028        May 1, 2001
     Wilder                                            1,885    October 1, 2001
     Other                                               616            Various
     ---------------------------------------------------------------------------
     Total proceeds from dispositions                  4,529
     ===========================================================================

6.   CAPITAL ASSETS

     ($000s)                                            2002               2001
     ---------------------------------------------------------------------------
     Property, plant and equipment                   569,154            535,987
     Accumulated depletion and depreciation         (203,642)          (156,655)
     ---------------------------------------------------------------------------
     Property, plant and equipment (net)             365,512            379,332
     ===========================================================================

     The Trust does not capitalize any general and administrative expenses or interest unless it relates directly to the acquisition of capital assets. The ceiling test limits were calculated at each year end based on December 31, 2002 and December 31, 2001 prices, costs and reserves, and no write down was required at either date.

7.   RECLAMATION FUND

     A reclamation fund has been set up by the Trust to ensure that cash is available to carry out future abandonment and reclamation work on wells, plants and facilities. The contributions are currently made on the basis of $0.20 per BOE of production. Actual abandonment and reclamation work undertaken in 2002 was funded from current period cash flow, and was not deducted from the fund balance. Contributions to the fund as shown below are deducted from cash available for distribution to Unitholders.

     ($000s)                                            2002               2001
     ---------------------------------------------------------------------------
     Reclamation fund, beginning of year               2,036              1,181
     Contributions                                       908                855
     Expenditures                                         --                 --
     ---------------------------------------------------------------------------
     Reclamation fund, end of year                     2,944              2,036
     ===========================================================================


30       VIKING ROYALTY TRUST

8.   BANK LOAN

     The Trust had two demand credit facilities under which it could borrow up to $140 million at December 31, 2002. These facilities are comprised of a syndicated revolving demand credit facility (the "Revolver") with a borrowing limit of $130 million, and a $10 million operating facility. Subsequent to year end the borrowing limits for the Revolver and the operating facility were increased to $210,000,000 and $15,000,000 respectively (Note 18(b)).

     The Revolver bears interest at bank prime plus 0.25% and is secured by a $300,000,000 floating charge oil and gas debenture granting to the bank a first mortgage and a security interest in, and to, all of the present and future acquired property and assets of VHT and VEAL. The Revolver is subject to an annual review and has a demand feature; however, repayments are not required if borrowings are not in excess of the borrowing base. Subsequent to year end, as a result of the acquisition of KeyWest Energy Corporation the floating charge was increased to $500,000,000 (Note 18(b)).

     The Revolver has been renewed to June 20, 2003. In the event that the revolving period is not extended in the future, the loan outstanding at June 20, 2003 is repayable over a two year term period. If the loan is called, then one twelfth of the loan balance becomes payable on each of December 31, 2003 and June 21, 2004, five twelfths of the loan is payable on December 31, 2004 and a final lump sum payment of the balance of the loan outstanding is due at the end of the term period. Any amounts drawn on the operating facility at the balance sheet date are classified as current.

9.   UNITHOLDERS' CAPITAL

     Authorized
     ---------------------------------------------------------------------------
     Unlimited number of Trust Units.
     Issued                                No. of Units (000)            ($000s)
     ---------------------------------------------------------------------------
     Balance December 31, 2000                        27,753            221,045
     Partnership acquisition (Note 3)                  4,700             40,000
     BXL acquisition (Note 3)                          7,225             65,025
     Public offering - July                            4,000             33,200
     Private Placements - October                      4,400             26,030
     Public offering - November                        2,760             17,526
     Unit Options                                        190              1,282
     DRIP                                                 28                172
     Less: Unit issue costs                               --             (3,150)
     ---------------------------------------------------------------------------
     Balance December 31, 2001                        51,056            401,130
     ---------------------------------------------------------------------------
     Public offering - March                           2,950             20,208
     Less: Unit issue costs                               --             (1,295)
     DRIP                                                338              2,341
     Unit Options                                        371              2,350
     ---------------------------------------------------------------------------
     Balance December 31, 2002                        54,715            424,734
     ===========================================================================

     DRIP PLAN

     The Trust has a Distribution Re-investment and Unit Purchase Plan referred to in combination as the DRIP plan. This plan allows for existing Unitholders to re-invest their distributions to receive additional Trust Units at 95% of the market price and to purchase additional Trust Units up to $3,000 per Unitholder per calendar year at the market price.

     UNIT OPTION PLAN

     The Trust has an option plan for directors and employees. On May 23, 2002 the Unitholders approved a revision to the Unit Option Plan (the "Plan"), which allows for the exercise price of the options to be reduced in future periods by a portion of the future distributions (the "ratchet-down feature"). The ratchet-down feature reduces the exercise price by distributions made in excess of 8% of the average closing price of Trust Units for the first 10 trading days in January of each year. The Trust has determined that the amount of the reduction cannot be reasonably estimated as it is dependent upon a number of factors including, but not limited to, future Trust Unit prices, production of oil and natural gas, determination of amounts to be withheld from future distributions to fund capital expenditures and the purchase and sale of property, plant and equipment. Therefore, it is not possible to determine a fair value for the options granted under the plan.


                                                      VIKING ROYALTY TRUST    31

     The maximum number of Units authorized for grants of options is 5,400,000. Options vest 20% immediately upon granting and 20% each of the next four years on the anniversary date. The options have ten-year terms with expiry dates of August 2009 through December 2012. The weighted average remaining contract term of the options at December 31, 2002 is 8.5 years. Repurchased options during 2001 totalled 95,000 options with an average exercise price of $6.25 per option for a total cost of $221,500. The exercise price of the options outstanding at December 31, 2002 ranged from $6.10 to $8.55 (2001 - $6.20 to $8.55). The number of Units and exercise prices of options are detailed in the table below:

     (000s - except per unit amounts)              2002                           2001
     ----------------------------------------------------------------------------------------------
                                             UNIT    WEIGHTED AVERAGE       Unit   Weighted Average
                                          OPTIONS      EXERCISE PRICE    Options     Exercise Price
     ----------------------------------------------------------------------------------------------
     Beginning of year                      2,285            $   7.59      1,062           $   6.39
     Granted                                1,647            $   6.91      1,538           $   8.24
     Exercised                               (371)           $   6.38       (190)          $   6.75
     Cancelled/Repurchased                   (174)           $   7.99       (125)          $   6.69
     ----------------------------------------------------------------------------------------------
     Outstanding before ratchet-down        3,387            $   7.37      2,285           $   7.59
     Ratchet-down reduction                    --            $  (0.56)        --                 --
     ----------------------------------------------------------------------------------------------
     Outstanding, end of year               3,387            $   6.81      2,285           $   7.59
     ==============================================================================================
     Excercisable before ratchet-down       1,062            $   7.49        446           $   7.52
     Ratchet-down reduction                    --            $  (0.59)        --                 --
     ----------------------------------------------------------------------------------------------
     Exercisable,end of year                1,062            $   6.90        446           $   7.52
     ==============================================================================================

     Effective January 1, 2002, the Trust adopted the recommendations of the Canadian Institute of Chartered Accountants ("CICA") handbook for stock-based compensation. These recommendations are required to be applied on a prospective basis for new Unit Options granted on or after January 1, 2002. The Trust has elected to continue to measure compensation cost based on the intrinsic value of the award at the date of the grant and recognize that cost over a vesting period. Options are always issued at the market price of the grant date, therefore, no compensation cost has been provided in the statement of income.

     Since the fair value of the options can not be determined due to the nature of the ratchet down feature, pro-forma compensation cost has been determined using the excess of the Unit price over the exercise price for options issued since January 1, 2002 as at the date of the consolidated financial statements. For the twelve months ended December 31, 2002 net income would be reduced by $211,000.

10.  UNITHOLDER DISTRIBUTIONS

     ($000s except per Unit amounts and Trust Unit amounts       2002                          2001
     ----------------------------------------------------------------------------------------------
     Funds from operations                                $    68,792                   $    67,621
     Contributions to reclamation fund                           (908)                         (855)
     Sale of royalty interest                                      --                         4,061
     ----------------------------------------------------------------------------------------------
     Cash available for distribution                           67,884                        70,827
     Cash funded from/(applied to) debt                        (5,409)                        2,499
     ----------------------------------------------------------------------------------------------
     Unitholder distributions declared                    $    62,475                   $    73,326
     ----------------------------------------------------------------------------------------------
     Unitholder distributions, per Unit                   $      1.16                   $      1.84
     ----------------------------------------------------------------------------------------------
     Weighted average number of Trust Units                53,815,175                    39,894,484
     ==============================================================================================

     The Trust is required under the Trust indenture to pay monthly distributions to Unitholders from its cash flow from operations after deducting certain items. Distributions are declared to Unitholders of record on the last day of the month and paid on the 15th day of the following month. Total cash distributions paid to Unitholders in 2002 were $62,110,000 (2001 - $74,049,000). Distributions paid to Unitholders who held Trust Units December 31, 2001 through November 30, 2002 were $1.16 per unit (2001 - $2.02) based on the number of Units outstanding at the end of each month.


32       VIKING ROYALTY TRUST

11.  NET INCOME, FUNDS FROM OPERATIONS AND CASH AVAILABLE FOR DISTRIBUTION PER
     UNIT

     ($ per unit)                                            2002          2001
     ---------------------------------------------------------------------------
     Net income
        Basic   (a)                                          0.31          0.75
        Diluted (b)                                          0.31          0.74
     Funds from operations
        Basic   (a)                                          1.28          1.70
        Diluted (b)                                          1.28          1.69
     Cash available for distribution
        Basic   (a)                                          1.26          1.78
        Diluted (b)                                          1.26          1.77
     ---------------------------------------------------------------------------

     (a) Basic net income, funds from operations and cash available for distribution per unit amounts are calculated using the weighted average number of Units outstanding for the year which was 53,815,175 (2001 - 39,894,484).

     (b) Diluted calculations include additional Trust Units for the dilutive impact of the Trust Unit Options. The diluted number of Units outstanding used to calculate diluted amounts under the treasury stock method was 53,958,400 (2001 - 40,084,717). Calculations of diluted Units exclude 1,280,950 Unit Options in 2002 (1,335,950 Unit Options in 2001) which would have been anti-dilutive. There were no adjustments to net income or cash flow from operations in calculating diluted per unit amounts.


12.  RELATED PARTY TRANSACTIONS

     The Manager, pursuant to an amended and restated management agreement dated October 24, 1997, provided management, advisory and administrative services to the Trust and all of its subsidiaries. The Manager was paid $2,877,000 (2001 - $3,009,000) as a management fee in return for these services.

     In 2002, the Manager was paid $5,442,000 (2001 - $4,878,000) for general and administrative expenses incurred on behalf of the Trust. General and administrative expenses are presented on the statement of income net of overhead recoveries of $1,316,000 (2001 - $880,000), which are for the benefit of the Trust.

     The Manager received an additional $284,000 (2001 - $3,049,000) in fees as a result of the acquisitions made in 2002. This amount has been included in the capital costs of the acquisitions. The manager has no entitlement to receive disposition fees. As of December 31, 2002 the Manager was acquired by the Trust. As a result of this acquisition, all acquisition fees were eliminated as of October 31, 2002. All management fees were eliminated as of December 31, 2002. As of December 31, 2002, general and administrative expenses are paid directly by a subsidiary of the Trust. Refer to Note 3 for a description of the internalization.


13.  CASH INTEREST PAID

     Cash interest paid during 2002 was $3,739,000 (2001 - $6,595,000).


14.  INCOME AND CAPITAL TAXES

     VEAL, VEL, VLI, Frobisher Petroleums Ltd., Pathfinder Resources Ltd. and VHT are subject to income taxes however, none were payable in 2002 or 2001 since the acquisitions of BXL and the Landover group of companies. All corporate subsidiaries of the Trust are subject to Federal Large Corporations Tax, and an amount of $600,000 for 2002 ($70,000 in 2001) was paid and was charged to current operations.


15.  FUTURE INCOME TAXES

     Future income taxes are recorded to the extent that they were created on the business acquisitions of BXL and Landover and are recovered as the assets are depleted. Future income taxes are recorded on the difference between the value ascribed to the oil and gas properties and the tax basis acquired. The entire balance of $38,130,000 relates to these differences.



                                                      VIKING ROYALTY TRUST    33

16.  FINANCIAL INSTRUMENTS

     COMMODITY SWAP CONTRACTS

     The Trust uses commodity and foreign exchange swap contracts to manage its exposure to price fluctuations related to a portion of its future commodity sales. The Trust has recognized a hedging loss for the period ended December 31, 2002 of $2,804,000 (2001 - income of $2,990,000). This amount is included in oil and natural gas revenue.

     The Trust has also entered into power hedging contracts to manage its exposure to increasing power costs. The result of this was net hedging income for the year of $127,000 (2001 - loss of $2,310,000). This amount is included in operating costs.

     The oil swap contracts are based on the monthly NYMEX WTI oil price, gas swaps are settled on the monthly AECO price in Canadian funds, and the foreign exchange swaps are based on the monthly Canadian currency exchange rate to calculate the floating Canadian prices.

     At December 31, 2002 the Trust had the following swap contracts in place, which are settled on a monthly basis. (Subsequent to year end additional contracts were in place as described in note 18(c)):

     COMMODITY                       QUANTITY                     PERIOD                      PRICE
     ----------------------------------------------------------------------------------------------
     Crude Oil Swaps              500 bbl/day        Jan. 1 - Dec. 31/03              $24.38 US/bbl
     Crude Oil - collars        2,000 bbl/day        Jan. 1 - Mar. 31/03        Floor $25.00 US/bbl
                                                                              Ceiling $29.03 US/bbl
                                1,500 bbl/day        Apr. 1 - Jun. 30/03        Floor $24.17 US/bbl
                                                                              Ceiling $29.04 US/bbl
                                  500 bbl/day         Jul.1 - Dec. 31/03        Floor $20.00 US/bbl
                                                                              Ceiling $25.00 US/bbl
                                2,500 bbl/day        Jan. 1 - Dec. 31/03    2nd Floor $18.22 US/bbl
                                                                            1st Floor $22.60 US/bbl
                                                                              Ceiling $26.94 US/bbl
     Foreign Exchange          $45,190 US/day        Jan. 1 - Dec. 31/03                 $1.587 CDN
     Natural Gas Swaps
     - Financial                4,741 Mcf/day        Jan. 1 - Oct. 31/03                  $4.38/Mcf
     - Physical                 2,090 Mcf/day        Jan. 1 - Oct. 31/03                  $5.57/Mcf
     - 50% Participating        3,225 Mcf/day        Jan. 1 - Oct. 31/03            Floor $5.43/Mcf
     Natural Gas - collar       3,957 Mcf/day        Jan. 1 - Dec. 31/03            Floor $4.83/Mcf
                                                                                  Ceiling $6.42/Mcf
                                4,741 Mcf/day        Jan. 1 - Oct. 31/03        2nd Floor $4.11/Mcf
                                                                                1st Floor $4.80/Mcf
                                                                                  Ceiling $8.35/Mcf
     Power                     2 megawatts/hr     Jan. 1/02 - Dec. 31/03                 $40.60/Mwh
     Interest rate (a)            $30,000,000       Jan 1/03 - Jan 15/03                     3.355%
     ----------------------------------------------------------------------------------------------

     (a) Rate includes a fixed interest rate of 2.105% plus stamping fees of 1.25%. The Trust has recognized interest hedging gains of $136,000 for the year ended December 31, 2002. Interest hedging gains are recognized as a reduction of interest expense.

     FAIR VALUES

     At December 31, 2002, the fair market value of all of the Trust's financial instruments, except for those noted above, approximate their carrying value due to the short-term maturity of these instruments. The value of long-term debt approximates its carrying value as the cost of borrowing approximates the market rate for similar borrowings.


     CREDIT RISK

     The Trust conducts interest rate swap contracts only with major Canadian financial banking institutions. Commodity hedging contracts are placed with major Canadian financial institutions or with major crude oil marketing firms that market the Trust's physical product, and that meet credit ratings as provided by the risk management guidelines of the Trust.


34       VIKING ROYALTY TRUST

17.  COMMITMENTS

     Future minimum rental payments required under operating leases that have initial or remaining lease terms in excess of one year at December 31, 2002 are:

     ---------------------------------------------------------------------------
     2003                                                            $   993,000
     2004                                                                582,000
     2005                                                                 89,000
     2006                                                                 35,000
     2007                                                                  1,000
     ---------------------------------------------------------------------------
     Total commitments                                               $ 1,700,000
     ===========================================================================

     At December 31, 2002 the Trust had standby letters of credit with the Power Pool of Alberta and Atco Electric for $2,020,000 and $149,000 respectively.


18.  SUBSEQUENT EVENT


     (a)  CONVERTIBLE DEBENTURES

     On January 15th 2003 the Trust issued $75 million of 10.5% extendible convertible unsecured subordinated debentures (the "Convertible Debentures"). The initial maturity date of the convertible debentures was April 30, 2003 and the debentures were automatically extended to January 31, 2008 upon completion of the acquisition of KeyWest Energy Corporation ("KeyWest" - see Note 18(b)). The Convertible Debentures pay interest semi-annually on January 31 and July 31 with the first interest payment occurring on July 31, 2003 and are convertible at the option of the holder into Trust units of the Trust at a conversion price of $7.25 per Trust unit plus accrued and unpaid interest. As a result of the Trust's option to settle the obligation in Trust Units, the Debentures qualify for equity treatment under Canadian GAAP. The Debentures will be recorded as an increase to Unitholders equity and interest payments will be treated as a reduction of retained earnings. The net proceeds of the Debentures were $71.5 million after underwriter fees of $3 million and issue costs of $500,000. The net proceeds of the offering were applied against the Trust's bank borrowings and ultimately were used to finance the cash portion of the KeyWest acquisition


     (b)  ACQUISITION OF KEYWEST ENERGY CORPORATION

     On February 25th, 2003, the shareholders of KeyWest voted in favor of a plan of arrangement (the "Plan"), under which the Trust acquired all the outstanding shares of KeyWest in exchange for consideration of $3.65 per share payable on the basis of 0.5214 Viking trust units to a maximum aggregate of 28 million units and $3.65 per share in cash to a maximum aggregate cash amount of $66 million. The total purchase price will be approximately $320 million including assumed net debt of approximately $80 million. KeyWest shareholders will also receive, for each ten shares of KeyWest, one share of Luke Energy Ltd., which was created from certain assets of KeyWest as set out in the Plan. The acquisition closed on February 26, 2003.

     In combination with this acquisition the Trust has increased its borrowing limits on its revolving and operating credit facilities to $210,000,000 and $15,000,000 respectively for a total borrowing capacity of $225,000,000. The combined properties of the Trust now have a floating charge oil and gas debenture granting to the bank a first mortgage and a security interest for $500,000,000.

     (c)  FINANCIAL INSTRUMENTS

     Subsequent to December 31, 2002, the Trust entered into additional financial instrument contracts as follows:

     COMMODITY                       QUANTITY                     PERIOD                      PRICE
     ----------------------------------------------------------------------------------------------
     Oil - collars             1,000 bbl/day      Jul. 1/03 - Jun. 30/04    2nd Floor $21.50 US/bbl
                                                                            1st Floor $24.50 US/bbl
                                                                              Ceiling $31.10 US/bbl
     Natural Gas Swap
     - Physical                3,013 MCF/day      Feb. 1/03 - Dec. 31/03                  $6.72/Mcf
                               1,896 MCF/day      Jan. 1/04 - Mar. 31/04                  $7.09/Mcf


     Natural Gas - collar      948 MCF/day        Nov. 1/03 - Oct. 31/04            Floor $5.27/Mcf
                                                                                1st Floor $6.33/Mcf
                                                                                  Ceiling $7.65/Mcf
     ----------------------------------------------------------------------------------------------



                                                      VIKING ROYALTY TRUST    35

ANALYSIS OF QUARTERLY RESULTS
($000's, except per unit and per BOE amounts)

                                            Q1         Q2         Q3         Q4         Total
---------------------------------------------------------------------------------------------
FINANCIAL
---------------------------------------------------------------------------------------------
Revenue                               $ 29,624   $ 33,805   $ 34,835   $ 36,433     $ 134,697
Funds from Operations                 $ 14,392   $ 17,706   $ 18,208   $ 18,486     $  68,792
Net Income                            $  4,149   $  7,575   $  7,817   $ (2,630)    $  16,911
Unitholder Distributions              $ 14,058   $ 15,694   $ 16,317   $ 16,406     $  62,475
Distributions per Unit                $   0.27   $   0.29   $   0.30   $   0.30     $    1.16
Investor Netback per BOE              $  12.68   $  15.17   $  15.53   $  16.39     $   14.97
---------------------------------------------------------------------------------------------
OPERATIONAL
---------------------------------------------------------------------------------------------
 Daily production
  Oil and Liquids (bb/s/d)               7,466      7,260      7,432      7,341         7,374
  Natural Gas (Mcf/d)                   29,690     32,363     30,968     28,417        30,358
  Total (BOE/d at 6:1)                  12,415     12,654     12,593     12,078        12,434

Average Prices
  Crude Oil ($/bbl) (including
     hedging)                         $  30.75   $  34.15   $  36.28   $  34.29     $   33.87
  Liquids ($/bbl)                     $  18.99   $  27.93   $  24.70   $  32.70     $   25.97
  Natural Gas ($/Mcf)                 $   3.48   $   3.86   $   3.67   $   5.08     $    4.01
  (including hedging)                 $  26.51   $  29.36   $  30.09   $  32.76     $   29.68
  Total (BOE at 6:1)
---------------------------------------------------------------------------------------------
CAPITAL DEVELOPMENT EXPENDITURES      $  9,152   $  5,927   $  3,815   $  5,635     $  24,529
---------------------------------------------------------------------------------------------
UNIT TRADING
---------------------------------------------------------------------------------------------
High                                  $   7.68   $   8.00   $   7.90   $   7.57     $    8.00
Low                                   $   6.43   $   6.75   $   6.00   $   6.45     $    6.00
Volume (000s)                           11,023      8,584      6,063     10,041        35,711
---------------------------------------------------------------------------------------------


2002 INCOME TAX INFORMATION FOR UNITHOLDERS

The following amounts represent the total per Unit cash distributions in 2002, the taxable portions of those distributions, and the amount by which individuals must reduce the ACB of each Unit in respect of those distributions.

                                                                  DISTRIBUTION TAXABLE   ACB
DISTRIBUTION DATE     RECORD DATE           EX-DISTRIBUTION DATE    PER UNIT    AMOUNT   REDUCTION
--------------------------------------------------------------------------------------------------
January 15, 2002      December 31, 2001     December 27, 2001         $ 0.10  $ 0.0420   $ 0.0580
February 15, 2002     January 31, 2002      January 29, 2002          $ 0.09  $ 0.0378   $ 0.0522
March 15, 2002        February 28, 2002     February 26, 2002         $ 0.09  $ 0.0378   $ 0.0522
April 15, 2002        March 28, 2002        March 26, 2002            $ 0.09  $ 0.0378   $ 0.0522
May 15, 2002          April 30, 2002        April 26, 2002            $ 0.09  $ 0.0378   $ 0.0522
June 17, 2002         May 31, 2002          May 29, 2002              $ 0.10  $ 0.0420   $ 0.0580
July 15, 2002         June 28, 2002         June 26, 2002             $ 0.10  $ 0.0420   $ 0.0580
August 15, 2002       July 29, 2002         July 29, 2002             $ 0.10  $ 0.0420   $ 0.0580
September 16, 2002    August 30, 2002       August 28, 2002           $ 0.10  $ 0.0420   $ 0.0580
October 15, 2002      September 30, 2002    September 26, 2002        $ 0.10  $ 0.0420   $ 0.0580
November 15, 2002     October 31, 2002      October 29, 2002          $ 0.10  $ 0.0420   $ 0.0580
December 16, 2002     November 29, 2002     November 27, 2002         $ 0.10  $ 0.0420   $ 0.0580
--------------------------------------------------------------------------------------------------
TOTAL                                                                 $ 1.16  $ 0.4872   $ 0.6728
--------------------------------------------------------------------------------------------------
                                                                        100%       42%        58%
--------------------------------------------------------------------------------------------------

The December 2002 distribution of $0.10 per Unit was paid on January 15, 2003 and will be included in the 2003 tax calculations.


36       VIKING ROYALTY TRUST

DIRECTORS AND OFFICERS

H. Douglas Hunter (1), (2), (3)
CHAIRMAN AND DIRECTOR

James S. Blair (2), (3)
DIRECTOR

Dale Blue (1), (3)
DIRECTOR

Thomas L. Brinkerhoff (1), (2)
DIRECTOR

Thomas J. Walsh, Q.C. (1), (4)
DIRECTOR

A. Kirk Purdy (4)
DIRECTOR, PRESIDENT AND CEO

Wayne King
EXECUTIVE VICE PRESIDENT AND CFO

Wayne Watmough
VICE PRESIDENT, ENGINEERING AND OPERATIONS

Gordon Dolph
VICE PRESIDENT, BUSINESS DEVELOPMENT

Mark Merstorf
VICE PRESIDENT, ADMINISTRATION AND CONTROLLER

Robert Engbloom
CORPORATE SECRETARY

Diane Phillips
INVESTOR RELATIONS ANALYST AND ASSISTANT CORPORATE SECRETARY


(1)  Audit Committee
(2)  Corporate Governance Committee
(3)  Compensation Committee
(4)  Environmental Committee


CORPORATE OFFICE

Suite 400 Calgary Place
330 - 5th Avenue SW
Calgary, Alberta T2P 0L4
Tel: (403) 268-3175
Fax: (403) 266-0058
Email: vikingin@viking-roy.com
Internet: www.vikingenergy.com


TRUSTEE AND TRANSFER AGENT

Computershare Trust Company of Canada
Calgary, Alberta

BANKERS

Scotia Capital
Calgary, Alberta

AUDITORS

Deloitte & Touche LLP
Calgary, Alberta

ENGINEERING CONSULTANTS

Gilbert Laustsen Jung Associates Ltd.
Calgary, Alberta

LEGAL COUNSEL

Macleod Dixon LLP
Calgary, Alberta

STOCK EXCHANGE LISTING

The Toronto Stock Exchange:
VKR.UN; VKR.DB

2002 TRADING INFORMATION

LISTING DATE               December 16, 1996
UNITS OUTSTANDING          54,715,037
HIGH                       $8.00
LOW                        $6.00
CLOSE DEC. 31, 2002        $7.07
CLOSE DEC. 31, 2001        $6.42
VOLUME                     35,711,673
VALUE                      $257,555,397
CUMULATIVE
DISTRIBUTIONS
TO DATE                    $7.96 per Unit

ABBREVIATIONS AND CONVERSION FACTORS

BOE      barrel of oil equivalent
         (1 bbl = 6 Mcf)
BOE/d    barrel of oil equivalent per day
bbl      barrel bbls/d barrels per day
Bcf      billion cubic feet
Mbbls    thousand barrels
MBOE     thousand barrels of oil equivalent
Mcf      thousand cubic feet
Mcf/d    thousand cubic feet per day
MMbbls   million barrels
MMBOE    million barrels of oil equivalent
MMcf     million cubic feet
MMcf/d   million cubic feet per day
NGLs     natural gas liquids
WI       working interest
WTI      West Texas Intermediate


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                                                       [GRAPHIC OMITTED]
                                                  [COMPANY LOGO -- VIKING]
                                               ------------------------------
                                                VIKING ENERGY ROYALTY TRUST


                                                Suite 400 Calgary Place
                                                330 - 5th Avenue SW
                                                Calgary, Alberta T2P 0L4
                                                Tel: 403.268.3175
                                                Fax: 403.266.0058
                                                Email: vikingin@viking-roy.com
                                                Internet: www.vikingenergy.com